Exhibit 99.1

October 16, 2013

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Financial Results for Gazit-Globe Ltd.’s Subsidiary Citycon Oyj. for the Third Quarter of 2013

Below please find an announcement from Citycon Oyj. (a subsidiary of Gazit-Globe Ltd. in which it holds approximately 49.3% ownership), whose shares are publicly-traded on the Helsinki Stock Exchange, regarding its third quarter financial results, as published on October 16, 2013 in Finland.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

CITYCON OYJ
INTERIM REPORT 1 JANUARY–30 SEPTEMBER 2013

Citycon in Brief

Citycon is an owner, developer and manager of urban grocery-anchored shopping centres in the Nordic and Baltic region. The company’s shopping centres are actively managed and developed by its locally-based professionals. In the Nordic countries, Citycon is a pioneer in adhering to sustainable development principles in its shopping centre business. Citycon strives to enhance the commercial appeal of its properties, taking the specific characteristics of each property’s catchment area into account, such as purchasing power, competition and consumer demand. The ultimate goal is to create rental premises that generate added value for customers, tenants and shareholders.

At the end of September 2013, Citycon owned 38 shopping centres and 35 other retail properties. In addition, the company manages and leases the Galleria Esplanad shopping centre in Helsinki city centre, without owning it. Of the shopping centres owned by the company, 23 are located in Finland, 10 in Sweden, including Kista Galleria, four in the Baltic region and one in Denmark.

Contents

Summary of the Third Quarter of 2013 Compared with the Previous Quarter	2
Summary of January–September 2013 Compared with the Corresponding Period of 2012	2
Key Figures	2
CEO’s Comment	3
Main Events January–September 2013	3
Events after the Reporting Period	5
Outlook	5
Business Environment	5
Short-term Risks and Uncertainties	6
Property Portfolio	7
Financial Performance	8
Statement of Financial Position and Financing	11
Cash Flow Statement	13
Financial Performance of Business Units	13
Finland	13
Sweden	14
Baltic Countries and New Business	15
Environmental Responsibility	16
Governance	17
EPRA Performance Measures	18
Interim Condensed Consolidated Financial Statements 1 January–30 September 2013, IFRS	21
Notes to Interim Condensed Consolidated Financial Statements	25
Auditor’s Report	36

CITYCON OYJ | INTERIM REPORT 1 JANUARY–30 SEPTEMBER 2013	1

Citycon Oyj’s Interim Report for 1 January–30 September 2013

Summary of the Third Quarter of 2013 Compared with the Previous Quarter

•	Turnover increased to EUR 62.1 million (Q2/2013: EUR 61.6 million) mainly due to finalised (re)development projects, including Koskikeskus and Rocca al Mare.

•	Net rental income increased by EUR 1.2 million, or 2.8 per cent, to EUR 43.9 million (EUR 42.7 million), mainly due to lower property operating expenses reflecting normal seasonal variations.

•	EPRA operating profit increased by EUR 1.7 million, or 4.5 per cent, to EUR 39.5 million (EUR 37.8 million), mainly due to higher net rental income and lower administrative expenses. EPRA earnings increased to EUR 24.2 million (EUR 20.8 million) mainly due to higher EPRA operating profit and lower direct financial expenses. EPRA earnings per share increased to EUR 0.055 (EUR 0.047). EPRA key figures exclude non-recurring items such as fair value changes in investment properties.

•	The fair value change in investment properties was EUR 6.3 million (EUR 3.3 million), and the fair value of investment properties totalled EUR 2,739.4 million (EUR 2,711.3 million). The weighted average net yield requirement for investment properties remained at 6.3 per cent (6.3%).

Summary of January – September 2013 Compared with the Corresponding Period of 2012

•	Turnover increased to EUR 186.6 million (Q1-Q3/2012: EUR 177.1 million).

•	Net rental income increased by EUR 7.0 million, or 5.8 per cent, to EUR 126.9 million (EUR 119.9 million). Net rental income of like-for-like properties increased by EUR 4.4 million, or 4.9 per cent, excluding the impact of the stronger Swedish krona, while the completion of (re)development projects and the acquisition of shopping centres in 2012 increased net rental income by EUR 2.9 million.

•	Earnings per share were EUR 0.14 (EUR 0.18). The decrease was mainly due to non-recurring financial expenses of EUR 26.8 million in Q2/2013 related mostly to the unwinding of interest rate swaps and a higher number of shares.

•	EPRA earnings per share (basic) were EUR 0.154 (EUR 0.154).

•	Net cash from operating activities per share decreased to EUR 0.04 (EUR 0.15) mainly due to above-mentioned non-recurring financial expenses and timing issues.

Key Figures

IFRS based key figures	Q3/2013	Q3/2012	Q2/2013	Q1-Q3/2013	Q1-Q3/2012	Change-% 1)	2012
Turnover, EUR million	62.1	60.9	61.6	186.6	177.1	5.4%	239.2
Net rental income, EUR million	43.9	42.6	42.7	126.9	119.9	5.8%	162.0
Profit/loss attributable to parent company shareholders, EUR million	32.3	30.2	1.7	60.1	56.8	5.8%	77.2
Earnings per share (basic), EUR 2)	0.07	0.10	0.00	0.14	0.18	-21.7%	0.24
Net cash from operating activities per share, EUR 2)	0.06	0.04	-0.06	0.04	0.15	-70.4%	0.19
Fair value of investment properties, EUR million	2,739.4	2,695.5	2,711.3	2,739.4	2,695.5	1.6%	2,714.2
Equity ratio, %	44.1	34.8	42.7	44.1	34.8	26.9%	37.8
Loan to Value (LTV), %	53.4	58.1	54.2	53.4	58.1	-8.1%	54.5

EPRA based key figures	Q3/2013	Q3/2012	Q2/2013	Q1-Q3/2013	Q1-Q3/2012	Change-% 1)	2012
EPRA operating profit, EUR million	39.5	37.3	37.8	112.6	101.4	11.0%	135.7
% of turnover	63.6%	61.3%	61.2%	60.4%	57.3%	5.4%	56.7%
EPRA Earnings, EUR million	24.2	17.8	20.8	64.7	47.7	35.4%	63.9
EPRA Earnings per share (basic), EUR 2)	0.055	0.057	0.047	0.154	0.154	0.2%	0.199
EPRA NAV per share, EUR	3.06	3.71	2.99	3.06	3.71	-17.6%	3.49
EPRA NNNAV per share, EUR	2.83	3.24	2.77	2.83	3.24	-12.6%	3.08

1)	Change-% is calculated from exact figures and refers to the change between 2013 and 2012.
2)	Result per share key figures have been calculated with the issue-adjusted number of shares resulting from the rights issue executed in March 2013.

CITYCON OYJ | INTERIM REPORT 1 JANUARY–30 SEPTEMBER 2013	2

CEO’s Comment

Comments from Citycon Oyj’s Chief Executive Officer Marcel Kokkeel on the reporting period:

“The first three quarters of 2013 showed a continued good like-for-like net rental income development of 4.9 per cent. This growth was mainly a result of rental uplifts, increased speciality leasing income and strict management of operating expenses. Despite the challenging economic environment Citycon’s focused strategy on grocery-anchored shopping centres in urban areas with high-barriers to entry enables solid growth. The administrative cost savings programme, with a goal of saving up to EUR 5 million in 2013 compared to 2012, is well on track. During the first nine months of the year, administrative expenses have decreased by EUR 3.5 million compared to the same period last year.

During the third quarter, the economic occupancy rate increased by 1.0 ppt to the level of 95.8 per cent. This increase was driven by new leases, as well as by the successful sale of non-core assets. Based on a 50 per cent consolidation of Kista Galleria, the occupancy rate would have been 96.1 per cent at the end of Q3. In the Baltics, Citycon has a close to 100 per cent occupancy rate. We further improved the strength of the Estonian portfolio in September by opening Estonia’s first H&M and first department store chain, Debenhams in Citycon’s largest shopping centre in Tallinn, Rocca al Mare. A second H&M store will open later this year in Kristiine. Since these openings, we have seen an approximately 15 per cent increase in footfall in Rocca al Mare compared to last year.

In accordance with our strategy, we have continued our sales of non-core assets during Q3. During the quarter, we completed the divestment of three assets for a total value of approx. EUR 8 million. We will continue our strategy of maximising value of our assets prior to divestment.

As stated on the Capital Markets Day in September, the company will maintain its focus on organic growth, including internal efficiency improvements, accretive (re)developments and non-core property disposals. Based on a stable outlook for the remainder of the year, the management has further narrowed its guidance.”

Main Events January–September 2013

Financial position

On 14 June, the company issued an unsecured EUR 500 million eurobond. This seven-year bond will mature on 24 June 2020 and carries fixed annual interest at a rate of 3.75 per cent, payable annually. Prior to the bond issue, Citycon received two long-term corporate investment grade credit ratings in May, BBB- from Standard & Poor’s and Baa3 from Moody’s, both with a stable outlook. The bond was rated BBB- by Standard & Poor’s and Baa3 by Moody’s, in line with Citycon’s corporate credit rating. The company used the proceeds of the bond to prepay existing bank loans, pay down lines of credit and to repurchase part of its domestic bonds maturing in 2014 and 2017, with a combined value of EUR 421.9 million. In Q3 the company also repaid the maturing convertible capital loan, issued in 2006 and amounting to EUR 39.8 million. The debt prepayment and the related unwinding of interest rate swaps and bond buy-backs caused some non-recurring indirect financial expenses in Q2 that are explained in more detail in the Net financial expenses section.

In February, based on the authorisation granted at the EGM of 6 February 2013, the Citycon Board of Directors decided on an approximately EUR 200 million share issue based on the shareholders’ pre-emptive subscription rights. A total of 114,408,000 new shares were offered at EUR 1.75 per share. The subscription period was 21 February–7 March. All offered shares were subscribed and subsequently entered in the Finnish Trade Register on 14 March.

Leasing Activity

The economic occupancy rate of the shopping centres was 96.4 per cent (96.5%), equivalent to 95.8 per cent (95.4%) for the entire property portfolio. The increase in the occupancy rate was mainly due to decreased vacancies in the supermarket and shops portfolio as well as due to successful disposal of supermarket and shop properties. Based on a 50 per cent consolidation of Kista Galleria, the economic occupancy rate for the entire property portfolio would have been 96.1 per cent at the end of the period.

In May, Citycon renewed eleven grocery store lease agreements with the trading sector company Kesko. These stores are part of Citycon’s supermarket and shops portfolio. The agreements cover some 44,000 square metres of leasable area and increase the average remaining length of Citycon’s total lease portfolio by approximately four months.

Acquisitions and Divestments

On 18 July, Citycon sold the mixed-use property, Backa, in the Greater Gothenburg area to a local buyer for approximately SEK 42 million (approx. EUR 4.9 million).

CITYCON OYJ | INTERIM REPORT 1 JANUARY–30 SEPTEMBER 2013	3

On 15 July, Citycon sold the office building on Wavulinintie, Helsinki, to ELF Invest Oy for approximately EUR 1.4 million.

On 10 July, Citycon sold the retail property, Espoon Louhenkulma, in Helsinki Metropolitan Area to a local investor for approximately EUR 1.3 million.

On 16 April, Citycon sold the office and retail property, Lindome, in the Greater Gothenburg area to a local buyer for approximately SEK 81 million (approx. EUR 9.7 million).

On 7 March, the company sold the office and retail property, Hindås, located in the Greater Gothenburg area, to a local buyer for approximately SEK 12 million (approx. EUR 1.4 million).

On 28 February, Citycon sold its 50 per cent share of IsoKristiina shopping centre in Lappeenranta to Mutual Pension Insurance Company Ilmarinen. This disposal was related to the initiated (re)development project.

On 27 February, Citycon sold Ultima Oy, a company owning an undeveloped plot in Vantaa, to YIT Construction Ltd for approximately EUR 4.4 million.

On 17 January, together with the Canada Pension Plan Investment Board (“CPPIB”), Citycon acquired the Kista Galleria shopping centre in Stockholm from DNB Livsforsikring ASA for approximately SEK 4.6 billion (approx. EUR 530 million). Citycon and CPPIB each own 50 per cent of the shopping centre. The centre’s gross leasable area is over 90,000 square metres, of which approximately 60,000 square metres consist of retail premises. Kista Galleria attracts approximately 18 million visitors a year, more than any other shopping centre in the area, with annual sales of approximately EUR 280 million. More information on this transaction is available in the stock exchange release issued on 17 January 2013.

In addition, during the period Citycon agreed on the sale of one non-core asset in Finland for a price of approximately EUR 2.9 million. The closing of this sale is expected to occur at the end of the year or beginning of 2014. In Q2 Citycon signed an agreement to sell one residential portfolio in Sweden for a total price of approximately SEK 41 million (approx. EUR 4.7 million). This transaction is expected to be closed in Q4 2013.

(Re)development projects

In May, Citycon announced the beginning of the first phase of the extension to Iso Omena shopping centre. The estimated investment for this three-phase project, including partial (re)development of the existing shopping centre, will total approximately EUR 175 million. The first phase of the project, covering a EUR 120 million investment, will be carried out in a 50/50 partnership with NCC Property Development Oy. The extension will expand the leasable retail area of the shopping centre, by approximately 25,000 square metres, to over 75,000 square metres. More information on the project is available in the stock exchange and press releases issued on 31 May 2013.

In February, Citycon decided to expand and (re)develop the IsoKristiina shopping centre, located in Lappeenranta city centre. The total investment will be slightly above EUR 100 million. The (re)development will increase the centre’s leasable area from 21,000 square metres to 34,000 square metres. Mutual Pension Insurance Company Ilmarinen acquired a 50 per cent share of the existing shopping centre, and will provide 50 per cent of the project financing. More information on the project is available in the press release issued on 28 February 2013.

The renovation of Åkermyntan Centrum in Stockholm was finalised during Q2 2013.

Other events

At its annual conference in September, the European Public Real Estate Association (EPRA), which represents listed real estate companies, acclaimed Citycon’s Annual and Sustainability Report 2012 as one of the best in the industry. This was Citycon’s fourth consecutive Gold Award in the Financial Best Practices series. For the second year in a row, the company also won gold for Sustainability Best Practices, a new award series introduced in 2012.

On 30 January, statutory collaborative negotiations in the Finnish Business Unit were concluded concerning the reorganisation of business operations. As a result of these negotiations, Citycon reduced the number of employees in its Finnish Business Unit by 10. At the same time, a cluster-based organisational model was adopted in all of Citycon’s operating countries, resulting in shopping centres being combined to form entities led by commercial directors.

Reporting of Kista Galleria

In Citycon’s reporting, Kista Galleria is treated as a joint venture and the shopping centre’s result or fair value will not impact on the turnover, net rental income or fair value of investment properties of the group. Kista Galleria is consolidated in Citycon’s financial statements based on the equity method, meaning that Citycon’s share of Kista Galleria’s profit for the period is recognised in the line “Share of result in joint ventures” in the statement of comprehensive income and Citycon’s share of Kista Galleria’s total assets is recognised in the line “Investments in joint ventures” in the statement of financial position. In addition, the management fee received by Citycon is reported in the line “other operating income and expenses” and the interest income on the shareholder loan is reported in “net financial income and expenses”. Kista Galleria contributed to the IFRS based profit for the period by approximately EUR 2.5 million in Q3 and by approximately EUR 8.3 million for the period January–September. Citycon’s management and Board of Directors also follow the performance of Kista Galleria as if it were fully consolidated with Citycon’s net rental income and operating profit. The “Notes to the interim condensed consolidated financial statements” on pages 25–26 (Note 3. Segment Information) include more information on Kista Galleria shopping centre.

CITYCON OYJ | INTERIM REPORT 1 JANUARY–30 SEPTEMBER 2013	4

Events after the Reporting Period

No events after the reporting period.

Outlook

Citycon continues to focus on increasing both its net cash flow from operating activities and its direct operating profit. In order to implement this strategy, the company is pursuing value-added activities, selected acquisitions and proactive asset management.

The initiation of planned projects will be carefully evaluated against strict pre-leasing criteria. Citycon intends to continue the divestment of its non-core properties after value maximisation activities. The company is also considering alternative property fjnancing sources.

In 2013, Citycon expects to continue generating solid cash flow and anticipates that its turnover will grow by EUR 8–13 million compared with the previous year (EUR 7–17 million announced in Q2). The company expects its EPRA operating profit to grow by EUR 11–16 million (EUR 8–18 million announced in Q2) based on the existing property portfolio, including recent acquisitions and divestments, and its EPRA earnings to increase by EUR 22–26 million from the previous year (EUR 18–28 million announced in Q2). The company forecasts an EPRA EPS (basic) of EUR 0.200–0.215 based on the existing property portfolio and the increased number of shares compared with the earlier announced figure of EUR 0.19–0.23. The estimate for EPRA earnings per share (basic) reflects the increased number of shares after the rights offering executed in March.

These estimates are based on (re)development projects that have already been completed and those to be completed in the future, as well as on the prevailing level of inflation, the euro-krona exchange rate, and current interest rates. Properties taken offline for planned development projects will reduce net rental income during the year.

Business Environment

During Q3, market conditions have continued to be challenging in Citycon’s operating countries; however, there are signs of a gradual strengthening of the Swedish economy. During the year, consumer confidence levels have improved in Citycon’s operating countries and remained well above the Eurozone average.

Retail sales growth has been strong in Estonia and Lithuania, positive in Finland and Sweden and negative in Denmark during 2013. Total retail sales growth for the first eight months was 0.7 per cent in Finland, 1.5 per cent in Sweden, 5.0 per cent in Estonia, 4.9 per cent in Lithuania and -1.3 per cent in Denmark (source: Statistics Finland, Statistics Sweden, Statistics Estonia, Statistics Lithuania, Statistics Denmark).

During the first nine months of the year, household consumer confidence has improved in all of Citycon’s operating countries, except for in Estonia where it has stayed stable. In Estonia and Lithuania the household consumer confidence indicator has remained negative (source: Eurostat).

Retail sales growth and the inflation rate are key factors in Citycon’s business, and have an impact on rents from retail premises. Consumer prices continued to rise during the year in Finland and Estonia, whereas they remained fairly stable in Sweden, Lithuania and Denmark. In August, inflation was 1.2 per cent in Finland, 0.1 per cent in Sweden, 2.9 per cent in Estonia, 0.4 per cent in Lithuania and 0.4 per cent in Denmark (source: Statistics Finland, Statistics Sweden, Statistics Estonia, Statistics Lithuania, Statistics Denmark).

In all of Citycon’s operating countries, except for Lithuania, seasonally adjusted unemployment rates are lower than the European Union average (10.9%). The unemployment rates in Finland and Sweden have stayed relatively stable during the year and were 8.0 per cent in both countries in August. Denmark’s unemployment rate remains low, at 6.6 per cent for August. In Estonia the unemployment rate has been decreasing (7.9% in July), whereas unemployment in Lithuania has continued to be on a high level (12.3% in August) (Source: Eurostat).

Property Market

In Finland the inactivity of the property investment market continued in Q3. However, the demand for core assets remains strong, as equity rich investors keep looking for safe havens. There are also first signs of investors starting to diversify their portfolios, both in terms of risk and geography by looking for more value added and secondary opportunities. However, stronger economic fundaments are needed before more robust growth could be expected. The shopping centre prime yields have remained stable both quarter-on-quarter and year-on-year and no significant change is expected in 2014. Prime shopping centre rents remained stable compared to the previous quarter, but increased by 0.9 per cent year-on-year. The softening outlook for retail sales limits the rental growth potential and has made occupiers somewhat more cautious which has lengthened certain leasing negotiations and slowed down decision making.

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In Sweden the demand for core retail assets remains strong but the transactional activity has been low. In Q3 the investment volume for retail properties was weaker than in Q1 and Q2. Due to the strong demand, prime shopping centre yields have remained stable. Prime shopping centre rents are generally stable compared to the previous quarter but increased by around 2 per cent over the year. Subdued retail turnover growth limits the rental growth. Generally, prime retail rents will perform better than secondary retail rental growth.

In Estonia prime shopping centre rents have remained stable in Q3, but increased year-on-year in line with inflation approximately by 3 per cent. Vacancy rates in professionally managed prime centres are close to 0 per cent and demand for small to mid-size rental units is high, whereas older shopping centres in remote locations face challenges to renew contracts. Although the market lacks large volume transactions the investment market in Q3 was active. Prime shopping centre yields have dropped to 7.5 per cent and the strong economic fundamentals support further yield compression, although at the same time the increasing cost of financing affects the yields negatively.

(Source: Jones Lang LaSalle)

Tenants’ Sales and Footfall in Citycon’s Shopping Centres

During the period, total sales in Citycon’s shopping centres grew by 1 per cent and the footfall by 2 per cent, year-on-year. In Finland sales remained at the same level than in the comparison period, in Sweden sales increased by 2 per cent and in Baltic Countries and New Business sales grew by 4 per cent. Footfall decreased in Finland by 2 per cent, it grew in Sweden by 5 per cent and in the Baltic Countries and New Business by 10 per cent. The growth in footfall derived mainly from the larger shopping centres like Liljeholmstorget; but it was also impacted by the completion of the Magistral (re)development, as the centre was closed in the comparison period. Like-for-like shopping centre sales and footfall remained at the same level than in the comparison period. There are estimates included in the sales and footfall figures.

Short-Term Risks and Uncertainties

Citycon’s Board of Directors considers the company’s major short-term risks and uncertainties to be associated with economic developments in the company’s operating regions. Such developments affect demand, vacancy rates and market rents in retail premises. In addition, key near-term risks include rising financial expenses due to higher loan margins and interest rates, reduced availability of debt financing and the fair value development of properties in the current uncertain economic conditions. However, the company’s refinancing risk was considerably reduced as a result of the EUR 500 million eurobond issued in June.

Although the financial situation has so far had only minor effects on the rent levels of retail premises and on occupancy rates, in Citycon’s operating regions lower demand for retail premises, higher vacancy rates and lower market rent levels pose challenges in a sluggish economic environment. Economic developments, particularly trends impacting on consumer confidence and behaviour, inevitably affect demand for retail premises. During 2013, risks to economic growth have persisted. During periods of weak economic growth the rental levels of retail premises typically fall, leasing of new premises is more difficult and vacancy rates rise.

The implementation of Citycon’s strategy will require new financing going forward, which means that risks associated with the availability and cost of financing are of importance to Citycon. Banks’ willingness to lend money continues to be moderate, availability of financing is limited and loan margins remain at a high level. In the future, tightening regulation of the banking and insurance sectors (e.g. the Basel III and Solvency II regulations) is likely to elevate the costs of debt financing and to limit the availability of long-term bank loans. This may raise the cost of Citycon’s new loan financing. So far, this change in margins has been mitigated by reduced underlying base rates and Citycon’s active financing policy. Loan agreements were signed at low margins before the financial crisis; when new loans are taken out, the margins are likely to be higher. Along with rising market interest rates, such a rise in loan margins is likely to push Citycon’s average interest rate upwards in the future.

The company is actively seeking to diversify its funding sources, as demonstrated by the EUR 500 million eurobond issued in June 2013 and the EUR 150 million domestic bond issued in May 2012, in order to mitigate the risks related to bank financing. However, there are no guarantees that such alternative funding sources will be available in the future at cost-efficient margins. Bond issues, along with the EUR 360 million credit facility agreement signed with Nordic banks in September 2012, the EUR 90 million rights issue in October 2012 and the EUR 200 million rights issue in March 2013 considerably strengthened the balance sheet, improved the available liquidity and decreased the refinancing risk for the coming years.

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The fair value development of investment properties continues to be characterised by uncertainty caused by the sovereign debt crisis and the resulting tough economic conditions. Several factors are affecting the fair value of the investment properties owned by Citycon, such as general and local economic development, interest rate levels, foreseeable inflation rates, market rent trends, vacancy rates, property investors’ yield requirements and the competitive environment. This uncertainty will be reflected most strongly in retail properties located outside major cities, or in otherwise less attractive properties, because investor demand is not currently focused on these properties and banks are more reluctant to offer financing for such projects. On the other hand, the fair value of winning shopping centres, which attract investor interest in uncertain conditions, has remained stable or even increased during 2013.

The company’s short-term risks and uncertainties, as well as its risk management and risk management principles, are discussed in more depth at www.citycon.com/riskmanagement, on pages 43–46 of the Financial Statements for 2012 and on pages 50–51 of the Annual Report for 2012.

Property Portfolio

Citycon’s strategy is to focus on urban grocery-anchored shopping centres in the Nordic and Baltic countries. Citycon is seeking growth both through operational improvement, extensions and (re)developments of its existing shopping centres and selective shopping centre acquisitions. In its strategy updated in July 2011, Citycon defined supermarkets and shops as non-core properties and announced its intention to divest these properties within the next few years, after the completion of value enhancing activities.

At the end of September, the fair value of Citycon’s property portfolio totalled EUR 2,739.4 million (EUR 2,695.5 million). The company owned 37 (37) shopping centres, excluding Kista Galleria and 35 (41) other properties. Of the shopping centres, 23 (23) were located in Finland, 9 (9) in Sweden, 4 (4) in the Baltic countries and 1 (1) in Denmark.

Citycon’s gross capital expenditure (including acquisitions) for the period totalled EUR 203.2 million (EUR 135.7 million), with new property acquisitions accounting for EUR 1.7 million (EUR 58.6 million), acquisitions of and investments into joint ventures for EUR 151.2 million (EUR 0.0 million), property development for EUR 49.5 million (EUR 76.4 million) and other investments for EUR 0.6 million (EUR 0.7 million).

In Finland gross capital expenditure (including acquisitions) during the period totalled EUR 43.9 million (EUR 100.5 million), EUR 150.9 million (EUR 12.6 million) in Sweden and EUR 7.9 million (EUR 22.3 million) in the Baltic Countries and New Business. Capital expenditure in the company’s headquarters amounted to EUR 0.4 million (EUR 0.3 million). The company made divestments totalling EUR 40.2 million (EUR 27.8 million), from which a total of EUR 0.0 million (gain on sale of EUR 4.5 million) was recognised as loss on sale (tax effect included).

Acquisitions

Acquisitions made during the period:

•	In January, Citycon acquired the Kista Galleria shopping centre in Stockholm, together with CPPIB, from DNB Livsforsikring ASA for approximately SEK 4.6 billion (approx. EUR 530 million).

Divestments

Divestments made during the period:

•	In July, Citycon sold the mixed use property Backa in the Greater Gothenburg area for approximately SEK 42 million (approx. EUR 4.9 million).

•	In July, Citycon sold the office building on Wavulinintie, Helsinki, for approximately EUR 1.4 million.

•	In July, Citycon sold the retail property Espoon Louhenkulma in Helsinki Metropolitan Area for approximately EUR 1.3 million.

•	In April, Citycon sold the office and retail property Lindome in the Greater Gothenburg area for approximately SEK 81 million (approx. EUR 9.7 million).

•	In March, the company sold the office and retail property Hindås located in the Greater Gothenburg area for approximately SEK 12 million (approx. EUR 1.4 million).

•	In February, Citycon sold its 50 per cent share of IsoKristiina shopping centre in Lappeenranta to Mutual Pension Insurance Company Ilmarinen.

•	In February, Citycon sold Ultima Oy, a company owning an undeveloped plot in Vantaa, for approximately EUR 4.4 million.

As a result of these divestments, the company’s total gross leasable area decreased by 30,180 square metres. Since the publication of its strategy update in July 2011, the company has divested 13 non-core properties and two residential portfolios for a total value of approximately EUR 62 million.

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(Re)development projects

Citycon is pursuing a long-term increase in the footfall, cash flow and efficiency of its retail properties, as well as in the return on its investment in these properties. The purpose of the company’s development activities is to keep its shopping centres competitive for both customers and tenants. In the short term, (re)development projects weaken returns on some properties, as some retail premises have to be temporarily vacated for refurbishment and this affects rental income. Citycon aims to complete its construction projects in phases, in order to secure continuous cash flow.

At the end of the period, the company had two major (re)development projects underway: the Iso Omena extension and (re) development project in Espoo, and the IsoKristiina extension and (re)development project in Lappeenranta.

Construction work at Iso Omena started in June 2013 and this three-phase project will be completed in the late summer of 2016. Because the new end station on the western metro line will be located underneath the shopping centre, the extension project is being carried out in close co-operation with Länsimetro Oy. The centre’s retail mix will be increasingly focused on fashion stores and a wide offering of restaurant services. Based on signed and concluded agreements, the pre-leasing rate was approximately 40 per cent at the end of the reporting period.

Construction work at IsoKristiina started at the beginning of April 2013. At IsoKristiina, a major emphasis will be placed on leisure and versatile restaurant and café services. As a special feature of the redevelopment, the Lappeenranta City Theatre new premises will be located inside the renovated shopping centre. At the end of the reporting period approximately 70 per cent of retail space in the extension part was pre-leased based on signed and concluded agreements.

In addition, the company has conducted two projects related to tenant fit-outs at Rocca al Mare and Kristiine in Tallinn, for total investments of EUR 5.3 million and EUR 3.3 million respectively. In September, the refurbishment project at Rocca al Mare was finalised when Estonia’s first H&M and first branch of the Debenhams department store chain opened in the shopping centre. The tenant fit-out project at Kristiine, which involves the opening of an H&M store in the shopping centre, is expected to be finalised at the end of the year.

The renovation of Åkermyntan Centrum in Stockholm was finalised during Q2 2013.

The table below lists the most significant (re)development projects in progress, as well as projects completed in 2012. Further information on the company’s completed, ongoing and planned (re)developments can be found on the corporate website and on pages 69–71 of the Annual Report for 2012.

(Re)development Projects Completed in 2012 and in Progress on 30 September 2013

					Actual gross capital
		Area before and after	Citycon’s (expected)		investments by
		project completion,	net investment need		30 September 2013
	Location	sq.m.	(EUR million)		(EUR million)		Completion
Iso Omena	Espoo, Finland	63,100 90,000	88.0		12.3		2016
IsoKristiina1)	Lappeenranta, Finland	21,000 34,000	54.0		9.8		2015
Åkermyntan Centrum	Stockholm, Sweden	8,500 10,100	6.9		6.9		completed Q2 2013
Koskikeskus	Tampere, Finland	27,700 28,600	41.8		41.8		completed 2012
Iso Omena	Espoo, Finland	60,600 63,100	7.6		7.6		completed 2012
Myllypuro	Helsinki, Finland	7,700 7,300	21.3	2)	21.3	2)	completed 2012
Magistral	Tallinn, Estonia	9,500 11,700	7.0		7.0		completed 2012

1)	Citycon owns 50 per cent of shopping centre IsoKristiina, Mutual Pension Insurance Company Ilmarinen owns the other 50 per cent.
2)	The compensation of EUR 5.9 million and its tax impact received from the City of Helsinki in 2008 has been deducted from the actual gross investments.

Financial Performance

The figures presented below are for the period January–September and the figures in brackets are the reference figures for the corresponding period in 2012, unless otherwise indicated.

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Turnover

The company’s turnover consists mainly of rental income from retail properties, and utility and service charge income. Turnover came to EUR 186.6 million (EUR 177.1 million). Turnover grew by EUR 9.5 million, or 5.4 per cent. Completed or partly completed (re)development projects, such as Magistral and Koskikeskus, accounted for EUR 2.3 million of turnover growth, with acquisitions made in 2012 accounting for EUR 2.8 million. Divestments (see divestments in 2013 under paragraph Property Portfolio; sales of supermarkets and shops as well as apartments in Sweden in 2012 are also included in the reference period’s divestment portfolio) decreased turnover by EUR 1.8 million. Like-for-like properties contributed to turnover growth by EUR 5.3 million. (See also the table Net Rental Income and Turnover by Segment and Property Portfolio.)

Turnover from like-for-like properties increased thanks to indexations and higher rental levels. Temporary rental rebates for like-for-like properties decreased to EUR 0.2 million (EUR 0.5 million).

At the period-end, Citycon had a total of 3,636 (3,804) leases. The leasable area decreased by 2.2 per cent to 975,790 square metres. The decrease in the leasable area is due to divestments. The average remaining length of the lease portfolio increased to 3.6 (3.4) years. The average rent increased from EUR 20.8/sq.m. to EUR 21.5/sq.m. thanks to index increments, (re)development projects, divestments and the strengthening of the Swedish krona. The economic occupancy rate increased to 95.8 per cent (95.4%) mainly due to divestments and decreased vacancy rates in supermarket and shop properties. The rolling twelve-month occupancy cost ratio for like-for-like shopping centre properties was 8.5 per cent.

Lease Portfolio Summary

	Q3/2013	Q3/2012	Q2/2013	Q1-Q3/2013	Q1-Q3/2012	Change-%	2012
Number of properties at the end of the period	72	78	75	72	78	-7.7%	78
Gross leasable area, sq.m.	975,790	998,170	982,970	975,790	998,170	-2.2%	1,000,270
Annualised potential rental value, EUR million 1)	249.1	243.1	249.5	249.1	243.1	2.5%	245.9
Average rent (EUR/sq.m.)	21.5	20.8	21.5	21.5	20.8	3.4%	20.7
Number of leases started during the period	156	140	125	448	597	-25.0%	792
Total area of leases started, sq.m. 2)	26,507	23,685	35,423	97,317	100,910	-3.6%	141,167
Average rent of leases started (EUR/sq.m.) 2)	18.4	22.5	19.1	19.5	19.9	-2.0%	20.5
Number of leases ended during the period	209	328	200	659	911	-27.7%	1 064
Total area of leases ended, sq.m. 2)	19,101	34,366	46,057	120,309	120,245	0.1%	149,972
Average rent of leases ended (EUR/sq.m.) 2)	22.3	16.8	17.3	18.7	17.1	9.4%	18.6
Occupancy rate at end of the period (economic), %	95.8	95.4	94.8	95.8	95.4	—	95.7
Average remaining length of lease portfolio at the end of the period, year	3.6	3.4	3.6	3.6	3.4	5.9%	3.5
Net rental yield, % 3)	6.4	6.3	6.4	6.4	6.3	—	6.4
Net rental yield, like-for-like properties, %	6.2	6.1	6.2	6.2	6.1	—	6.1

1)	Annualised potential rental value for the portfolio includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.
2)	Leases started and ended don’t necessarily refer to the same premises.
3)	Includes the plots for development projects.

Property operating expenses

Property operating expenses consist of maintenance costs relating to real estate properties, such as electricity, cleaning and repairs. Property operating expenses rose by EUR 3.0 million, i.e. 5.5 per cent from EUR 55.7 million to EUR 58.8 million. Completed (re)development projects and acquisitions increased property operating expenses, while divestments decreased them. Like-for-like property operating expenses increased by EUR 1.4 million, mainly due to higher heating and electricity expenses resulting from a colder first quarter of the year (cf. Note 4: Property Operating Expenses).

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Other expenses from leasing operations

Other expenses from leasing operations, consisting of tenant improvements and credit losses, totalled EUR 0.9 million (EUR 1.4 million). The decrease was mainly attributable to lower credit losses and provisions for credit losses.

Net rental income

Citycon’s net rental income was EUR 126.9 million (EUR 119.9 million). Net rental income increased by EUR 7.0 million or 5.8 per cent. (Re)development projects such as Magistral, Koskikeskus, Ákermyntan and Myllypuron Ostari increased net rental income by EUR 1.5 million, while the acquisitions of the shopping centres Arabia, Citytalo and Albertslund Centrum increased net rental income by EUR 1.3 million. Divestments reduced net rental income by EUR 0.8 million. Like-for-like net rental income grew by EUR 4.4 million, or 4.9 per cent, mainly thanks to a clear increase in net rental income from shopping centres by 4.9 per cent. In addition, like-for-like net rental income for supermarkets and shops increased by 4.6 per cent. Large shopping centres, such as Iso Omena, Myyrmanni and Liljeholmstorget, contributed to the positive development in like-for-like net rental income of shopping centres.

Citycon’s property portfolio’s net rental yield was 6.4 per cent (6.3%).

The following table presents like-for-like net rental income growth by segment. Like-for-like properties are properties held by Citycon throughout two full preceding periods, excluding properties under (re)development or extension and undeveloped lots. 68.4 per cent of like-for-like properties are located in Finland, measured in net rental income.

Net Rental Income and Turnover by Segment and Property Portfolio						Turnover by portfolios
EUR million	Finland	Sweden	Baltic Countries and New Business	Other	Total	Citycon total
Q1-Q3/2011	67.3	26.8	12.9	—	107.0	161.0
Acquisitions	0.9	1.2	4.0	—	6.1	9.1
(Re)development projects	3.2	0.1	0.1	—	3.4	5.3
Divestments	-0.4	-1.2	—	—	-1.7	-3.3
Like-for-like properties	1.7	1.7	1.0	—	4.4	3.7
Other (incl. exchange rate diff.)	-0.2	0.7	—	—	0.6	1.2
Q1-Q3/2012	72.5	29.3	18.1	—	119.9	177.1
Acquisitions	0.7	—	0.7	—	1.3	2.8
(Re)development projects	1.0	0.3	0.2	—	1.5	2.3
Divestments	-0.1	-0.7	—	—	-0.8	-1.8
Like-for-like properties	3.0	1.4	0.0	—	4.4	5.3
Other (incl. exchange rate diff.)	—	0.5	0.0	0.0	0.6	0.9
Q1-Q3/2013	77.2	30.7	19.0	0.0	126.9	186.6

Administrative expenses

Administrative expenses totalled EUR 15.1 million (EUR 18.6 million). This represented a reduction of EUR 3.5 million, or 18.8 per cent, related to e.g. lower transaction costs of EUR 0.5 million, non-cash stock option costs of EUR 0.6 million and restructuring costs of EUR 0.6 million.

At the end of September, Citycon Group employed a total of 125 (130) persons, of whom 81 worked in Finland, 33 in Sweden, 10 in the Baltic countries and 1 in the Netherlands.

Net fair value gains on investment properties

Net fair value gains on investment properties totalled EUR 21.4 million (EUR 19.8 million). The fair value gain of the shopping centres was EUR 19.6 million and the fair value gain of the supermarket and shop properties EUR 1.8 million. The company recorded a total value increase of EUR 44.9 million (EUR 45.4 million) and a total value decrease of EUR 23.6 million (EUR 25.6 million). On 30 September 2013, the average net yield requirement defined by Jones Lang LaSalle for Citycon’s entire property portfolio was 6.3 per cent (31 December 2012: 6.3%). The average net yield requirement for properties in Finland, Sweden and the Baltic Countries and New Business was 6.2 per cent, 5.9 per cent and 7.6 per cent respectively.

The weighted average market rent used for the valuation rose to EUR 25.3/sq.m, up from EUR 25.1/sq.m (cf. Note 6: Investment Property). Jones Lang LaSalle’s Valuation Statement for the period-end can be found on the corporate website at www.citycon.com/valuation.

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Net gains/losses on sale of investment properties

Net loss on the sale of investment properties totalled EUR 0.0 million (gain on sale of EUR 4.5 million) (cf. Property Portfolio).

Operating profit

Operating profit came to EUR 134.0 million (EUR 125.8 million), being higher than in the corresponding period last year due to an increase in net rental income, lower administrative expenses and higher fair value gains.

Net financial expenses

Net financial expenses increased by EUR 24.2 million to EUR 74.9 million (EUR 50.7 million). Financial expenses increased mainly as a result of realised one-off expenses related to the prepayment of loans and the buyback of bonds during the second quarter. These costs include the realised negative market value of interest rate swaps that were unwound in relation to the prepaid bank loans, write-off of capitalised fees relating to prepaid debt, and the portion of the bond buy back price that exceeded their nominal value. Citycon uses interest rate swaps to hedge the floating interest rate risk exposure and applies hedge accounting when marking these swaps to market. Changes in fair values are reported under other comprehensive income, taking the tax effect into account. Following the bond issue, part of the proceeds were used to prepay existing bank loans and the related interest rate swaps were unwound. The realised losses were booked from other comprehensive income/loss to financial expenses, taking the tax effect into account. Due to mark to market valuation, the swap unwinding had no major impact on the equity.

At the period-end, the weighted average interest rate, including interest rate swaps, increased slightly to 4.07 per cent (3.94%) compared to previous year, but decreased compared to previous quarter (4.09%) following the repayment of the convertible capital loan. The year-to-date weighted average interest rate for interest-bearing debt, including interest rate swaps, increased to 4.08 per cent compared to the previous year’s corresponding period (4.06%) but decreased compared to previous quarter (4.14%), taking into effect the lower interest expenses following the issue of the EUR 500 million eurobond at the end of the second quarter.

Share of profit of joint ventures

The share of profit of joint ventures totalled EUR 3.3 million (EUR 0.0 million) and represents Citycon’s share of the profit of Kista Galleria shopping centre and Espagalleria Oy. Additionally, Citycon recognised a management fee included in the line item other operating income and expenses.

Income taxes

Current tax expense for the period was EUR 0.6 million (EUR 1.3 million). Change in deferred taxes amounted to EUR 2.3 million (EUR -7.8 million). The positive change resulted mainly from a deferred tax receivable booked related to the net losses from the unwinding of interest rate swaps in June 2013.

Profit for the period

Profit for the period came to EUR 64.0 million (EUR 65.9 million). Despite an increase in operating profit, the profit for the period was reduced by one-off financial expenses, resulting mainly from realised fair value losses on unwound interest rate swaps.

Statement of Financial Position and Financing

Investment properties

At the period-end, the fair value of the company’s property portfolio totalled EUR 2,739.4 million (EUR 2,695.5 million), with Finnish properties accounting for 61.2 per cent (60.9%), Swedish properties for 26.5 per cent (27.6%) and Baltic Countries and New Business properties for 12.2 per cent (11.6%).

The fair value of investment properties increased by EUR 25.2 million from the end of 2012 (Dec. 31, 2012: EUR 2,714.2 million) due to gross capital expenditure of EUR 51.2 million, offset by divestments totalling EUR 20.0 million (see Property Portfolio) and by EUR 21.1 million due to the transfer of certain residential units in Sweden and some supermarkets and shops in Finland and Sweden into the Investment Property Held for Sale -category. In addition, net fair value gains on investment properties increased the value of investment properties by EUR 21.4 million (see detailed analysis under Financial Performance: Net fair value gains on investment properties). Exchange rate changes decreased the fair value of investments properties by EUR 6.4 million.

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Shareholders’ equity

At the period-end, the shareholders’ equity attributable to parent company’s shareholders was EUR 1,261.5 million (EUR 907.2 million). This figure increased from the end of 2012 (31 December 2012: EUR 1,015.7 million) by EUR 245.8 million, mainly due to the rights issue, the net proceeds of which amounted to EUR 196.0 million. In addition, the shareholders’ equity was increased by the profit for the reporting period attributable to parent company shareholders by EUR 60.1 million, as well as the positive fair value change in interest derivative contracts. On the other hand, dividend payments and equity returns decreased equity by EUR 49.0 million. Citycon applies hedge accounting, which means that fair value changes of applicable interest derivatives are recorded under Other Items of Comprehensive Income, which affects shareholders’ equity. A gain on the fair value of interest derivatives of EUR 39.0 million was recorded for the period, taking into account their tax effect (a loss of EUR 13.2 million) (cf. Note 10: Derivative Contracts).

Due to the aforementioned items and the increased amount of shares resulting from the rights issue, equity per share decreased to EUR 2.86 (31 December 2012: EUR 3.11). The equity ratio increased to 44.1 per cent (30 June 2013: 42.7%). The company’s equity ratio, as defined in the loan agreement covenants, increased to 44.1 per cent (30 June 2013: 44.0%).

Details of the company’s share capital, number of shares and related matters can be found in Note 16: Shareholders, Share Capital and Shares of this report.

Loans

Liabilities totalled EUR 1,660.3 million (EUR 1,810.4million), with short-term liabilities accounting for EUR 100.0 million (EUR 540.0 million). At the period-end, Citycon’s available liquidity was EUR 405.0 million, of which EUR 380.0 million consisted of undrawn, committed credit facilities and EUR 25.0 million of cash and cash equivalents. At the period-end, Citycon’s liquidity, excluding commercial papers, stood at EUR 387.1 million (30 June 2013: EUR 416.5 million). The liquidity decreased following the EUR 39.8 million repayment of the maturing convertible capital loan in August using the remaining proceeds from the EUR 500 million eurobond issued during Q2.

Interest-bearing debt decreased year-on-year by EUR 112.0 million to EUR 1,490.2 million (EUR 1,602.2 million). The fair value of interest-bearing debt was EUR 1,499.5 million (EUR 1,608.6 million) at the period-end. Cash and cash equivalents totalled EUR 25.0 million (EUR 33.3 million), making the fair value of interest-bearing net debt EUR 1,474.5 million (EUR 1,575.2 million). The average loan maturity, weighted according to the principal amount of the loans, was 4.3 years (2.5 years). The average interest-rate fixing period increased to 4.2 years (3.6 years).

Interest coverage ratio increased to 2.3 (Q2/2013: 2.2).

Fixed-rate debt accounted for 91.1 per cent (86.1%) of the period-end interest-bearing debt, interest-rate swaps included. The hedge ratio increased mainly because of the fixed interest bond.

The company successfully placed a EUR 500 million senior unsecured eurobond on 14 June. The seven-year bond matures on 24 June 2020. The bond carries fixed annual interest at the rate of 3.75 per cent, payable annually on 24 June, and is listed on the Official List of the Irish Stock Exchange and traded on its regulated market. The bonds were allocated to a broad base of European investors and the bond offering was oversubscribed. Through this strategic transaction, Citycon was able to increase liquidity, diversify debt financing sources, and extend average debt maturities. The proceeds of the offering have been used to pay back existing debt.

In June, Citycon repurchased part of domestic senior bonds maturing in 2014 and 2017. The company repurchased part of its unsecured domestic bond issued on 17 December 2009 from institutional investors for a price of 106.5 per cent of face value. The face value repurchased by the company amounted to EUR 16.9 million, corresponding to approximately 42.3 per cent of the aggregate amount of the domestic bond. The principal amount of the bond due in 2014 amounts to EUR 40 million and it carries interest at the rate of 5.10 per cent p.a. The deals were executed on 25 June 2013. At the same time, Citycon repurchased part of its unsecured domestic bond issued on 11 May 2012 from institutional investors for a price of 106.4 per cent of face value. The face value repurchased by the company amounted to EUR 11.6 million, corresponding to approximately 7.7 per cent of the aggregate amount of the domestic bond. The principal amount of the bond due in 2017 amounts to EUR 150 million and it carries interest at the rate of 4.25 per cent p.a. The deals were executed on 25 June 2013. All repurchases of the bonds were executed in the open market. In accordance with the terms and conditions of the domestic bonds, the company will cancel the repurchased bonds.

A new bilateral six-year revolving credit facility loan of EUR 50 million was signed in June.

In May, Citycon received two investment grade credit ratings from Standard & Poor’s (BBB-) and Moody’s (Baa3).

On 12 February, Citycon’s Board of Directors decided to issue a maximum of 114,408,000 new shares in a share issue for subscription at a price of EUR 1.75 per share worth approximately EUR 200 million, based on an authorisation granted by the EGM on 6 February 2013. The offered shares represented around 35 per cent of the total shares and voting rights in the company prior to the offering, and around 26 per cent following the offering. The share subscription period was 21 February–7 March and all the offered shares were subscribed in the share issue. The new shares were entered in the Finnish Trade Register on 14 March. More detailed information on the rights issue can be found in Citycon’s stock exchange releases, published in February and March.

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On 14 January, Citycon and CPPIB signed a stand-alone asset backed loan agreement totalling SEK 2,290 million (approx. EUR 265 million) in order to finance the Kista Galleria shopping centre investment. The loan is secured by Kista Galleria and the loan period is for five years. The loan is granted by Skandinaviska Enskilda Banken AB (publ) which also coordinated the transaction, and Swedbank AB and Aareal Bank AG.

On top of the financial covenants, Citycon’s debt financing agreements also contain other customary restrictive clauses. These include negative pledge and change of control clauses.

Regarding the negative pledge, Citycon’s loan agreements limit the maximum amount of secured indebtedness to 7.5 per cent of the total financial indebtedness of the group. Change of control provisions relate to a situation where a person or a group of persons acting in concert would hold more than 50 per cent of the voting rights of Citycon and such change of control would (i) in respect of the debt financing agreements, impose an obligation for the company to either start negotiations with the relevant lenders on an alternative basis for the continuation of financing, or alternatively to repay the loans in question, and (ii) in respect of the debt securities, entitle the debt security holders to require the company to redeem such securities. Both clauses are subject to applicable grace periods and possible waivers.

Cash Flow Statement

Net cash from operating activities

Net cash from operating activities totalled EUR 18.0 million (EUR 44.5 million) in the reporting period. This decrease was mainly due to higher paid interest and other financial charges, which resulted from the realised fair value losses on interest rate swaps.

Net cash used in investing activities

Net cash used in investing activities totalled EUR 163.7 million (net cash used in investing activities EUR 78.7 million). Capital expenditure related to investment properties, shares in joint ventures and tangible and intangible assets totalled EUR 203,7million (EUR 110,8 million). Negative cash flow from investing activities was partly offset by sales of investment properties totalling EUR 40.0 million (EUR 32.1 million).

Net cash from financing activities

Net cash from financing activities totalled EUR 119.9 million (net cash used in financing activities EUR 24.8 million). Net cash from financing activities includes proceeds from the EUR 500 million bond issue in June, which were mainly used to repay existing debt. The rights issue in March increased net cash from financing activities by EUR 196.0 million.

Financial Performance of the Business Units

Citycon’s business operations are divided into three business units: Finland, Sweden, and Baltic Countries and New Business. The business units are further subdivided into clusters. The Finnish unit is composed of four clusters, the Swedish unit of three and Baltic Countries and New Business unit of one cluster.

Finland

Citycon is a market leader in the Finnish shopping centre business. At period-end, the company owned 23 shopping centres and 33 other properties in Finland, with a total leasable area of 582,990 square metres (594, 170 sq.m.). The leasable area decreased due to property disposals (cf. Property Portfolio). The annualised potential rental value increased to EUR 153.3 million, mostly due to index increments and completion of the Koskikeskus (re)development project.

Lease agreements started during the period applied to a GLA of 69,338 square metres (64,287 sq.m.) and the ended lease agreements applied to 80,735 square metres (63,725 sq.m.). The average rent for new lease agreements was higher than average rent for the ended leases, mainly due to the divestment of 50 per cent of IsoKristiina, where half of the lease agreements were booked as “leases ended”. The average rent rose from EUR 21.6/sq.m. to EUR 22.2/sq.m., mainly thanks to index increments, completed (re)development projects and property disposals. The economic occupancy rate increased to 95.4 per cent (94.8%) due to decreased vacancy in supermarkets and shops in particular. In shopping centres, the economic occupancy rate was 96.2 per cent and the average rent was EUR 25.7/sq.m.

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Citycon’s net rental income from Finnish operations during the period totalled EUR 77.2 million (EUR 72.5 million). Net rental income grew by EUR 4.7 million or 6.5 per cent, thanks to the EUR 1.7 million effect of completed (re)development projects such as Koskikeskus and acquisitions made in 2012 such as Arabia. Net rental income for like-for-like properties in Finland increased by EUR 3.0 million, or 4.8%, mainly due to good performance in the shopping centres. The business unit accounted for 60.8 per cent (60.5%) of Citycon’s total net rental income. Net rental yield was 6.4 per cent (6.2%).

Key Figures, Finland

	Q3/2013	Q3/2012	Q2/2013	Q1-Q3/2013	Q1-Q3/2012	Change-%	2012
Number of properties at the end of the period	56	59	58	56	59	-5.1%	59
Gross leasable area, sq.m.	582,990	594,170	586,170	582,990	594,170	-1.9%	595,670
Annualised potential rental value, EUR million 1)	153.3	148.8	153.5	153.3	148.8	3.0%	150.6
Average rent (EUR/sq.m.)	22.2	21.6	22.2	22.2	21.6	2.8%	21.4
Number of leases started during the period	95	107	81	281	322	-12.7%	453
Total area of leases started, sq.m. 2)	16,057	20,438	26,567	69,338	64,287	7.9%	89,689
Average rent of leases started (EUR/sq.m.) 2)	19.9	22.5	18.6	19.7	21.2	-6.9%	21.7
Number of leases ended during the period	102	98	132	335	364	-8.0%	444
Total area of leases ended, sq.m. 2)	14,959	15,450	28,482	80,735	63,725	26.7%	79,049
Average rent of leases ended (EUR/sq.m.) 2)	22.5	22.5	18.3	19.3	20.3	-4.9%	21.9
Occupancy rate at end of the period (economic), %	95.4	94.8	94.5	95.4	94.8	—	95.3
Average remaining length of lease portfolio at the end of the period, year	4.0	3.6	4.0	4.0	3.6	11.1%	3.7
Gross rental income, EUR million	36.1	34.5	36.0	108.5	101.5	7.0%	137.0
Turnover, EUR million	37.6	36.1	37.4	113.0	105.9	6.7%	143.2
Net rental income, EUR million	26.8	25.2	26.1	77.2	72.5	6.5%	98.2
Net rental yield, % 3)	6.4	6.2	6.3	6.4	6.2	—	6.3
Net rental yield, like-for-like properties, %	6.4	6.3	6.4	6.4	6.3	—	6.4
Fair value of investment properties, EUR million	1,677.3	1,640.9	1,670.7	1,677.3	1,640.9	2.2%	1,659.0

1)	Annualised potential rental value for the portfolio includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.
2)	Leases started and ended don’t necessarily refer to the same premises.
3)	Includes the plots for development projects.

Sweden

At the end of the period, the company had 9 shopping centres (excluding Kista Galleria) and 2 other retail properties in Sweden, with a total leasable area of 258,400 square metres (273,700 sq.m.). These properties are located in the Greater Stockholm and Gothenburg Areas and in Umeå. The leasable area decreased due to the divestment of supermarket and shop properties. The annualised potential rental value increased to EUR 63.9 million due to strengthened Swedish krona.

Lease agreements started during the period applied to a GLA of 11,365 square metres (19,246 sq.m.) and ended lease agreements applied to 24,788 square metres (50,853 sq.m.). The average rent level for new lease agreements was higher than the average rent level for the ended lease agreements especially due to divestment of supermarket and shop properties as well as due to leases which were renewed at higher rent.

The average rent rose from EUR 19.3/sq.m. to EUR 20.7/sq.m., mostly due to divestments, new leases, index increments and the strengthened Swedish krona. The economic occupancy rate increased to 95.2 per cent (94.8%), mostly due to divestment of one almost fully vacant supermarket and shop property.

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The company’s net rental income from Swedish operations increased by EUR 1.5 million or 5.0 per cent to EUR 30.7 million (EUR 29.3 million). Excluding the impact of the strengthened Swedish krona, net rental income from Swedish operations increased by EUR 0.9 million or 3.1 per cent. The increase in net rental income was due to increases in like-for-like properties. Net rental income from like-for-like properties grew by EUR 1.4 million, or 5.0 per cent, thanks mainly to improved net rental income from Liljeholmstorget and Jakobsberg Centrum. The business unit accounted for 24.2 per cent (24.4%) of Citycon’s total net rental income. Net rental yield was 5.7 per cent (5.5%).

Key Figures, Sweden

	Q3/2013	Q3/2012	Q2/2013	Q1-Q3/2013	Q1-Q3/2012	Change-%	2012
Number of properties at the end of the period	11	14	12	11	14	-21.4%	14
Gross leasable area, sq.m.	258,400	273,700	266,200	258,400	273,700	-5.6%	274,300
Annualised potential rental value, EUR million 1)	63.9	63.1	65.1	63.9	63.1	1.3%	63.4
Average rent (EUR/sq.m.)	20.7	19.3	20.7	20.7	19.3	7.3%	19.3
Number of leases started during the period	25	26	25	94	177	-46.9%	231
Total area of leases started, sq.m. 2)	2,883	2,312	3,695	11,365	19,246	-40.9%	33,464
Average rent of leases started (EUR/sq.m.) 2)	23.9	22.4	19.7	22.0	19.0	15.6%	19.4
Number of leases ended during the period	86	219	58	244	511	-52.3%	575
Total area of leases ended, sq.m. 2)	3,015	17,980	12,744	24,788	50,853	-51.3%	64,629
Average rent of leases ended (EUR/sq.m.) 2)	21.0	11.4	13.6	16.7	12.3	35.8%	14.1
Occupancy rate at end of the period (economic), %	95.2	94.8	93.3	95.2	94.8	—	94.7
Average remaining length of lease portfolio at the end of the period, year	2.7	2.9	2.8	2.7	2.9	-6.9%	3.0
Gross rental income, EUR million	14.9	15.3	14.8	44.9	45.0	-0.3%	60.3
Turnover, EUR million	15.8	15.9	15.8	47.8	47.2	1.5%	63.1
Net rental income, EUR million	10.6	10.6	10.4	30.7	29.3	5.0%	39.2
Net rental yield, % 3)	5.7	5.5	5.7	5.7	5.5	—	5.6
Net rental yield, like-for-like properties, %	5.7	5.5	5.7	5.7	5.5	—	5.6
Fair value of investment properties, EUR million	727.2	743.2	717.3	727.2	743.2	-2.1%	739.2

1)	Annualised potential rental value for the portfolio includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.
2)	Leases started and ended don’t necessarily refer to the same premises.
3)	Includes the plots for development projects.

Baltic Countries and New Business

Citycon has four shopping centres in the Baltic countries: Rocca al Mare, Kristiine and Magistral in Tallinn, Estonia, and Mandarinas in Vilnius, Lithuania. In addition, Citycon purchased in 2012 Albertslund Centrum in Denmark.

At the period-end, these properties’ gross leasable area totalled 134,400 square metres (130,300 sq.m.). The annualised potential rental value increased to EUR 31.9 million, mainly due to completion of Rocca al Mare tenant fit-out project in the third quarter of 2013. The average rent remained unchanged at EUR 20.0/sq.m.

Lease agreements started during the period applied to a GLA of 16,614 square metres (17,377 sq.m.) and ended lease agreements applied to 14,786 square metres (5,666 sq.m.). The average rent level for new lease agreements was lower than average for the ended lease agreements, mostly due to completion of tenant fit-out projects in Rocca al Mare with two new large retail units. The economic occupancy rate decreased to 99.2 per cent (99.5%) mostly due to temporary vacancy in Rocca al Mare.

Net rental income from the Baltic Countries and New Business operations increased by EUR 0.9 million to EUR 19.0 million (EUR 18.1 million), mainly due to the acquisition of the Albertslund shopping centre and completing the (re)development project of Magistral shopping centre. The business unit accounted for 15.0 per cent (15.1%) of Citycon’s total net rental income. Net rental yield was 8.3 per cent (8.5%). The decrease in net rental yield was due to the on-going tenant fit-out projects in two properties during 2013 while the fair values of these properties increased.

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Key Figures, Baltic Countries and New Business

	Q3/2013	Q3/2012	Q2/2013	Q1-Q3/2013	Q1-Q3/2012	Change-%	2012
Number of properties at the end of the period	5	5	5	5	5	0.0%	5
Gross leasable area, sq.m.	134,400	130,300	130,600	134,400	130,300	3.1%	130,300
Annualised potential rental value, EUR million 1)	31.9	31.2	30.9	31.9	31.2	2.2%	31.9
Average rent (EUR/sq.m.)	20.0	20.0	20.2	20.0	20.0	0.0%	20.5
Number of leases started during the period	36	7	19	73	98	-25.5%	108
Total area of leases started, sq.m. 2)	7,567	935	5,161	16,614	17,377	-4.4%	18,014
Average rent of leases started (EUR/sq.m.) 2)	13.1	23.2	21.2	17.2	16.2	5.9%	16.5
Number of leases ended during the period	21	11	10	80	36	122.2%	45
Total area of leases ended, sq.m. 2)	1,127	935	4,831	14,786	5,666	160.9%	6,294
Average rent of leases ended (EUR/sq.m.) 2)	23.3	27.8	21.0	18.9	23.6	-19.9%	23.3
Occupancy rate at end of the period (economic), %	99.2	99.5	99.6	99.2	99.5	—	99.6
Average remaining length of lease portfolio at the end of the period, year	3.3	3.8	3.4	3.3	3.8	-13.2%	3.7
Gross rental income, EUR million	7.6	7.8	7.3	22.5	20.9	7.7%	28.6
Turnover, EUR million	8.7	8.9	8.3	25.8	24.0	7.4%	32.8
Net rental income, EUR million	6.4	6.7	6.2	19.0	18.1	5.2%	24.6
Net rental yield, % 3)	8.3	8.5	8.5	8.3	8.5	—	8.6
Net rental yield, like-for-like properties, %	9.6	10.6	9.5	9.6	10.6	—	9.6
Fair value of investment properties, EUR million	334.8	311.4	323.3	334.8	311.4	7.5%	316.0

1)	Annualised potential rental value for the portfolio includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.
2)	Leases started and ended don’t necessarily refer to the same premises.
3)	Includes the plots for development projects.

Environmental Responsibility

Citycon seeks to lead the way in responsible shopping centre operations and promoting sustainable development within the business. The location of Citycon’s shopping centres in city centres, local centres or generally adjacent to major traffic flows, combined with excellent public transport connections, means that they are well positioned to face the demands of sustainable development. In its sustainability reporting, Citycon applies the construction and real estate sector specific (CRESS) guidelines of the Global Reporting Initiative, as well as the guidelines published by EPRA in autumn 2011. The results and indicators for environmental responsibility for 2012 are presented on pages 72–77 of the Annual and Sustainability Report.

At its annual conference, the European Public Real Estate Association (EPRA) acclaimed Citycon’s Annual and Sustainability Report 2012 as one of the best in the industry. Citycon won the gold-level award in the sustainability Best Practices series for the second time now. Citycon was honored also with Green Star status in the Global Real Estate Sustainability Benchmark (GRESB) assessment. Citycon received this recognition for the second year in a row for its outstanding management and handling of key sustainability issues.

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The company defined its long-term environmental responsibility objectives in connection with its strategic planning in summer 2009. Citycon has set targets for its carbon footprint, energy and water consumption, waste recycling rate as well as land use and sustainable construction. In 2013, Citycon’s aim is to reduce its carbon footprint by 2–3 per cent and its energy consumption by 2–3 per cent in comparison to 2012. Citycon also aims to reduce water consumption in its shopping centres to an average of 3.9 litres per visitor per year. The target for the waste recycling rate in 2013 is 80 per cent. The objective for sustainable construction is to assess all on-going projects in 2013 with LEED criteria.

Environmental certification represents a key element in Citycon’s efforts towards sustainable development. The (re)development project at IsoKristiina in Lappeenranta which was launched in April, and the (re)development project at Iso Omena in Espoo which started in June will follow the LEED certification requirements.

Citycon has conducted an extensive assessment of measures for improving its properties’ energy efficiency and reducing energy consumption. The objective in 2013 is to continue to invest in measures that generate savings in consumption and costs, such as renewing lighting and lighting control solutions, or the greater use of frequency transformers and control in ventilation systems. Furthermore, Citycon ensures the continuous optimisation of adjustments and temperature settings for technical systems, in order to meet consumption and cost saving targets. The company has more extensive energy saving programmes on-going in seven shopping centres. Through investments, efforts will be made to markedly improve energy efficiency and reduce consumption levels in these shopping centres. By the end of September, the Ministry of Employment and the Economy had granted energy support for the energy saving measures in these seven shopping centres covering 20–25 per cent, or EUR 915,000, of the investment costs.

During the January-August period, electricity consumption saw a year-on-year decrease in like-for-like shopping centres in all operating countries. The decline in electricity consumption in like-for-like properties was over 2 per cent in total. During the same time period, heating consumption in like-for-like properties increased a bit over 1 per cent, mainly due to the relatively cold weather at the beginning of the year.

Governance

Annual General Meeting 2013

Citycon Oyj’s Annual General Meeting (AGM) was held in Helsinki, Finland, on 21 March 2013. The AGM adopted the company’s financial statements and discharged the members of the Board of Directors and the Chief Executive Officer from liability for the financial year 2012. The AGM decided on a dividend of EUR 0.04 per share for the financial year 2012 and on an equity repayment of EUR 0.11 per share from the invested unrestricted equity fund. The record date for the dividend payment and equity repayment was 26 March 2013 and the dividend and equity repayment of EUR 49.0 million were paid on 4 April 2013.

According to the terms and conditions of the issuance of new shares in accordance with the pre-emptive subscription right of shareholders, decided upon by the Board of Directors on 12 February 2013 based on the authorisation of the Extraordinary General Meeting of 6 February 2013, the new shares issued under the rights issue did not entitle their holders to the above-mentioned dividend payment or the equity repayment.

Other decisions made by the AGM are reported on the corporate website at www.citycon.com/agm2013. The AGM minutes are also available on the aforementioned website.

Extraordinary General Meeting 2013

Citycon Oyj’s Extraordinary General Meeting (EGM) took place in Helsinki, Finland, on 6 February 2013. As proposed by the Board of Directors the EGM decided to authorise the Board of Directors to decide on the issuance of new shares for consideration. The maximum amount of 125,000,000 shares corresponded to approximately 38.2 per cent of all the company’s shares of that time. The authorisation was valid until the end of the AGM of 2013 and it revoked the share issue authorisation given by the AGM on 21 March 2012.

Helsinki, 15 October 2013

Citycon Oyj

Board of Directors

CITYCON OYJ | INTERIM REPORT 1 JANUARY–30 SEPTEMBER 2013	17

EPRA Performance Measures

EPRA (European Public Real Estate Association) is a common interest group for listed real estate companies in Europe. EPRA’s mission is to promote, develop and represent the European publicly traded real estate sector. EPRA’s objective is to strive for “best practices” in accounting, financial reporting and corporate governance in order to provide high-quality information to investors and to increase the comparability of different companies. Since 2006, Citycon has been applying the best practices policy recommendations of EPRA for financial reporting. This section in Citycon’s financial results release presents the EPRA performance measures and their calculations. For more information about EPRA’s performance measures is available in Citycon’s Financial Statements 2012 under section “EPRA Performance Measures”.

EPRA PERFORMANCE MEASURES

	Q3/2013	Q3/2012	Change-%	Q1-Q3/2013	Q1-Q3/2012	Change-%	2012
EPRA Earnings, EUR million	24.2	17.8	35.9%	64.7	47.7	35.4%	63.9
EPRA Earnings per share (basic), EUR 1)	0.055	0.057	-4.3%	0.154	0.154	0.2%	0.199
EPRA NAV per share, EUR	3.06	3.71	-17.6%	3.06	3.71	-17.6%	3.49
EPRA NNNAV per share, EUR	2.83	3.24	-12.6%	2.83	3.24	-12.6%	3.08
EPRA Net Initial Yield (NIY) (%)				6.3	6.2	—	6.0
EPRA “topped-up” NIY (%)				6.4	6.3	—	6.1
EPRA vacancy rate (%)				4.2	4.6	—	4.3

1)	EPRA Earnings per share has been calculated with the issue-adjusted number of shares resulting from the rights issue executed in March 2013.

The following tables present how EPRA Performance Measures are calculated.

1) EPRA EARNINGS

EPRA Earnings is presenting the underlying operating performance of a real estate company excluding all so called non-recurring items such as net fair value gains/losses on investment properties, profit/loss on disposals and limited other non-recurring items.

EPRA earnings increased by EUR 16.9 million to EUR 64.7 million in the first nine months of 2013 from EUR 47.7 million in the corresponding period in 2012. The increase was a result of net rental income growth through acquisitions, (re)development projects and positive like-for-like growth. In addition, direct administrative expenses decreased by EUR 3.5 million. Acquisition of Kista Galleria shopping centre increased share of direct result in joint ventures by EUR 2.3 million. EPRA Earnings per share (basic) was EUR 0.154 (0.154). Higher EPRA Earnings increased EPRA EPS (basic) but was offset by higher number of shares, which resulted from the rights issues executed in October 2012 and in March 2013.

EUR million	Q3/2013	Q3/2012	Change-%	Q1-Q3/2013	Q1-Q3/2012	Change-%	2012
Earnings in IFRS Consolidated Statement of Comprehensive Income	32.3	30.2	7.1%	60.1	56.8	5.8%	77.2
-/+ Net fair value gains/losses on investment property	-6.3	-13.8	-54.4%	-21.4	-19.8	8.0%	-23.6
-/+ Net gains/losses on sale of investment property 1)	-0.7	-3.4	-78.2%	0.0	-4.5	—	-4.2
Indirect other operating income and expenses
-/+ Fair value gains/losses of financial instruments	—	—	—	26.8	—	—	—
-/+ Fair value gains/losses of joint ventures	0.1	—	—	-1.0	—	—	-0.3
+/- Change in deferred taxes arising from the items above	-1.5	1.2	—	-2.5	7.8	—	6.4
+/- Non-controlling interest arising from the items above	0.5	3.7	-85.6%	2.5	7.4	-65.7%	8.3
EPRA Earnings	24.2	17.8	35.9%	64.7	47.7	35.4%	63.9
Issue-adjusted average number of shares, million 2)	441.3	310.7	42.0%	420.1	310.7	35.2%	321.1
EPRA Earnings per share (basic), EUR 2)	0.055	0.057	-4.3%	0.154	0.154	0.2%	0.199

1)	Citycon made an adjustment to its accounting policies related to the treatment of transaction costs arising from the investment property disposals in the fourth quarter 2012. Previously Citycon reported transaction costs from the property disposals within the administrative expenses, but in the financial statements 2012, Citycon netted the transaction costs from the successful property disposals against the net gains on sale of investment properties. The adjustment doesn’t impact the EPRA Earnings.
2)	EPRA Earnings per share has been calculated with the issue-adjusted number of shares resulting from the rights issue executed in March 2013.

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EPRA Earnings can also be calculated from the statement of comprehensive income from top to bottom. Below please find the EPRA Earnings calculation with this different method, which also presents the EPRA Operating profit.

EUR million	Q3/2013	Q3/2012	Change-%	Q1-Q3/2013	Q1-Q3/2012	Change-%	2012
Net rental income	43.9	42.6	2.9%	126.9	119.9	5.8%	162.0
Direct administrative expenses	-4.7	-5.4	-13.9%	-15.1	-18.6	-19.0%	-26.5
Direct other operating income and expenses	0.2	0.1	257.7%	0.8	0.2	390.0%	0.2
EPRA operating profit	39.5	37.3	5.8%	112.6	101.4	11.0%	135.7
Direct net financial income and expenses	-15.4	-18.1	-14.7%	-48.1	-50.7	-5.2%	-68.1
Direct share of profit/loss of joint ventures	0.7	0.0	—	2.2	0.0	—	0.0
Direct current taxes	-0.2	-0.6	-64.1%	-0.6	-1.3	-55.0%	-1.4
Change in direct deferred taxes	0.1	-0.3	—	-0.2	0.0	—	0.0
Direct non-controlling interest	-0.4	-0.6	-28.3%	-1.3	-1.7	-20.4%	-2.2
EPRA Earnings	24.2	17.8	35.9%	64.7	47.7	35.4%	63.9
EPRA Earnings per share (basic), EUR 1)	0.055	0.057	-4.3%	0.154	0.154	0.2%	0.199

1)	EPRA Earnings per share has been calculated with the issue-adjusted number of shares resulting from the rights issue executed in March 2013.

2) EPRA NAV PER SHARE AND EPRA NNNAV PER SHARE

EPRA NAV is presenting the fair value of net assets of a real estate company. It intends to reflect the fair value of a business on a going-concern basis. Therefore, all items arising from future disposals and the fair value of financial instruments are excluded from EPRA NAV. To the contrary, EPRA NNNAV is including the deferred tax liabilities and fair value of financial instruments and therefore it is a measure of the real estate company’s “spot” fair value at the balance sheet date. However, EPRA NNNAV is not a liquidation NAV as the fair values of assets and liabilities are not based on a liquidation scenario.

EPRA NAV per share decreased by EUR 0.43 to EUR 3,06 (EUR 3.49 on December 31, 2012) due mainly to higher number of shares, which increased as a result of the rights issue executed in March 2013. EPRA NNNAV per share decreased by EUR 0.25 to EUR 2.83 (EUR 3.08 on December 31, 2012).

	30 September 2013			30 September 2012			31 December 2012
		Number			Number			Number
		of shares			of shares			of shares
		on the			on the			on the
		balance			balance			balance
	EUR	sheet date	per share,	EUR	sheet date	per share,	EUR	sheet date	per share,
	million	(1,000)	EUR	million	(1,000)	EUR	million	(1,000)	EUR
Equity attributable to parent company shareholders	1,261.5	441,288	2.86	907.2	277,848	3.27	1,015.7	326,880	3.11
Deferred taxes from the difference of fair value and fiscal value of investment properties	67.7	441,288	0.15	65.4	277,848	0.24	64.0	326,880	0.20
Fair value of financial instruments	20.8	441,288	0.05	58.9	277,848	0.21	59.8	326,880	0.18

Net asset value (EPRA NAV)	1,350.0	441,288	3.06	1,031.5	277,848	3.71	1,139.5	326,880	3.49
Deferred taxes from the difference of fair value and fiscal value of investment properties	-67.7	441,288	-0.15	-65.4	277,848	-0.24	-64.0	326,880	-0.20
The difference between the secondary market price and fair value of bonds and capital loans 1)	-11.3	441,288	-0.03	-6.9	277,848	-0.02	-9.4	326,880	-0.03
Fair value of financial instruments	-20.8	441,288	-0.05	-58.9	277,848	-0.21	-59.8	326,880	-0.18

EPRA NNNAV	1,250.2	441,288	2.83	900.3	277,848	3.24	1,006.3	326,880	3.08

1)	Secondary market price

When calculating the EPRA NNNAV in accordance with EPRA’s recommendations, the shareholders’ equity is adjusted using EPRA’s guidelines so that bonds and capital loans are valued based on secondary market prices. In accordance with Citycon’s accounting policies, the carrying amount and fair value of bonds and capital loans are different from this secondary market price. Due to this, in the calculation of this key figure the bond 1/2009, bond 1/2012 and bond 1/2013 have been valued using the price derived from the secondary market on the balance sheet date. The secondary market price for the bond 1/2009 was 104.24 per cent (105.56%), for the bond 1/2012 105.42 per cent (102.99%) and for the bond 1/2013 100.57 per cent on 30 September 2013. The difference between the secondary market price and the fair value of the bonds and capital loans was EUR 11.6 million (EUR 6.9 million) on 30 September 2013.

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3) EPRA NET INITIAL YIELD (NIY) (%) AND EPRA “TOPPED-UP” NIY (%)

There are a variety of yield performance indicators in a real estate market to present the companies’ ability to generate rent. In order to have a consistent yield definition and comparable yield indicators between the real estate companies, EPRA has published a best practice recommendation for yield calculation i.e. EPRA Net Initial Yield (NIY).

EPRA initial yields increased due to decreased vacancy rate and increased net rental income. However, EPRA NIY and EPRA “topped up” NIY at the end of September 2013 and 2012 are not fully comparable due to changes in the completed property portfolio (such as property acquisitions, disposals and started and completed (re)development projects).

	30 September	30 September	31 December
EUR million	2013	2012	2012
Fair value of investment properties determined by the external appraiser	2,733.7	2,656.5	2,704.1
Less (re)development properties, lots, unused building right and properties which valuation is based on the value of the building right	-68.1	-228.9	-389.1

Completed property portfolio	2,665.6	2,427.5	2,315.0
Plus the estimated purchasers’ transaction costs	59.8	47.9	47.2

Gross value of completed property portfolio (A)	2,725.4	2,475.5	2,362.2
Annualised gross rents for completed property portfolio	236.4	218.0	206.9
Property portfolio’s operating expenses	-63.9	-65.0	-64.1

Annualised net rents (B)	172.5	153.0	142.8
Plus the notional rent expiration of rent free periods or other lease incentives	2.0	1.8	1.6

Topped-up annualised net rents ( C)	174.5	154.8	144.4
EPRA Net Initial Yield (NIY) (%) (B/A)	6.3	6.2	6.0
EPRA “topped-up” NIY (%) (C/A)	6.4	6.3	6.1

4) EPRA VACANCY RATE (%)

EPRA vacancy rate (%) presents how much out of the full potential rental income is not received because of vacancy. EPRA vacancy rate is calculated by dividing the estimated rental value of vacant premises by the estimated rental value of the whole portfolio if all premises were fully let. EPRA vacancy rate is calculated using the same principles as economic occupancy rate, which Citycon also discloses.

EPRA vacancy rate decreased due to decreased vacancy in Finland and in Sweden.

	30 September	30 September	31 December
EUR million	2013	2012	2012
Annualised potential rental value of vacant premises	10.0	10.8	10.3
./. Annualised potential rental value for the whole portfolio	240.0	235.5	239.0
EPRA vacancy rate (%)	4.2	4.6	4.3

CITYCON OYJ | INTERIM REPORT 1 JANUARY–30 SEPTEMBER 2013	20

Interim Condensed Consolidated Financial Statements

1 January–30 September 2013

Condensed Consolidated Statement of Comprehensive Income, IFRS

EUR million	Note	Q3/2013	Q3/2012	Change-%	Q1-Q3/2013	Q1-Q3/2012	Change-%	2012
Gross rental income		58.6	57.5	1.9%	175.9	167.4	5.1%	225.9
Service charge income		3.5	3.4	3.5%	10.7	9.7	10.8%	13.3
Turnover	3	62.1	60.9	2.0%	186.6	177.1	5.4%	239.2
Property operating expenses	4	17.8	17.8	-0.2%	58.8	55.7	5.5%	75.8
Other expenses from leasing operations		0.4	0.4	2.7%	0.9	1.4	-37.6%	1.4
Net rental income		43.9	42.6	2.9%	126.9	119.9	5.8%	162.0
Administrative expenses		4.7	5.4	-13.6%	15.1	18.6	-18.8%	26.5
Other operating income and expenses		0.2	0.1	257.7%	0.8	0.2	390.0%	0.2
Net fair value gains/losses on investment property		6.3	13.8	-54.4%	21.4	19.8	8.0%	23.6
Net gains/losses on sale of investment property		0.7	3.4	-78.2%	0.0	4.5	—	4.2
Operating profit		46.5	54.5	-14.7%	134.0	125.8	6.5%	163.4
Net financial income and expenses		-15.4	-18.1	-14.7%	-74.9	-50.7	47.7%	-68.1
Share of profit/loss of joint ventures		0.9	0.0	—	3.3	0.0	—	0.2
Profit/loss before taxes		32.0	36.5	-12.4%	62.3	75.0	-16.9%	95.5
Current taxes		-0.2	-0.6	-64.1%	-0.6	-1.3	-55.0%	-1.4
Change in deferred taxes		1.5	-1.5	—	2.3	-7.8	—	-6.4
Profit/loss for the period		33.3	34.5	-3.4%	64.0	65.9	-2.9%	87.7
Profit/loss attributable to
Parent company shareholders		32.3	30.2	7.1%	60.1	56.8	5.8%	77.2
Non-controlling interest		1.0	4.3	-77.5%	3.9	9.1	-57.4%	10.5
Earnings per share attributable to parent company shareholders 1)
Earnings per share (basic), EUR	5	0.07	0.10	-24.6%	0.14	0.18	-21.7%	0.24
Earnings per share (diluted), EUR	5	0.07	0.10	-24.6%	0.14	0.18	-20.4%	0.24
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Net gains/losses on cash flow hedges		2.1	-14.1	—	49.8	-18.0	—	-19.3
Income taxes relating to cash flow hedges		-0.5	3.6	—	-11.8	4.8	—	5.2
Share of other comprehensive income of joint ventures		0.0	—	—	0.9	—	—	—
Exchange gains/losses on translating foreign operations		1.6	3.2	-49.3%	-0.9	4.8	—	3.3
Net other comprehensive income to be reclassified to profit or loss in subsequent periods		3.3	-7.3	—	38.0	-8.4	—	-10.7
Other comprehensive income for the period, net of tax		3.3	-7.3	—	38.0	-8.4	—	-10.7
Total comprehensive profit/loss for the period		36.5	27.2	34.5%	102.0	57.5	77.3%	77.0
Total comprehensive profit/loss attributable to
Parent company shareholders		35.6	21.3	67.0%	98.2	46.9	109.4%	65.4
Non-controlling interest		0.9	5.8	-84.5%	3.8	10.6	-64.1%	11.6

1)	Result per share key figures have been calculated with the issue-adjusted number of shares resulting from the rights issue executed in March 2013.

CITYCON OYJ | INTERIM REPORT 1 JANUARY–30 SEPTEMBER 2013	21

Condensed Consolidated Statement of Financial Position, IFRS

EUR million	Note	30 September 2013	30 September 2012	31 December 2012
Assets
Non-current assets
Investment properties	6	2,739.4	2,695.5	2,714.2
Investments in joint ventures		155.4	0.6	0.9
Intangible assets and property, plant and equipment		2.9	2.5	3.1
Deferred tax assets		14.2	19.2	19.5
Total non-current assets		2,911.9	2,717.9	2,737.6
Investment properties held for sale	7	6.1	5.4	5.4
Current assets
Derivative financial instruments	9,10	—	0.6	—
Trade and other receivables		26.8	17.9	24.5
Cash and cash equivalents	8	25.0	33.3	51.0
Total current assets		51.8	51.8	75.5
Total assets		2,969.9	2,775.1	2,818.5
Liabilities and Shareholders’ Equity
Equity attributable to parent company shareholders
Share capital		259.6	259.6	259.6
Share premium fund		131.1	131.1	131.1
Fair value reserve		-20.8	-58.9	-59.8
Invested unrestricted equity fund	11	493.1	243.1	333.0
Retained earnings	11	398.6	332.3	351.8
Total equity attributable to parent company shareholders		1,261.5	907.2	1,015.7
Non-controlling interest		48.0	57.5	44.2
Total shareholders’ equity		1,309.6	964.7	1,059.9
Long-term liabilities
Loans	12	1,461.1	1,127.8	1,406.3
Derivative financial instruments and other non-interest bearing liabilities	9,10	29.2	74.9	76.6
Deferred tax liabilities		70.0	67.7	66.0
Total long-term liabilities		1,560.3	1,270.4	1,548.9
Short-term liabilities
Loans	12	29.2	474.4	126.8
Derivate financial instruments	9,10	7.0	0.1	0.7
Trade and other payables		63.9	65.5	82.2
Total short-term liabilities		100.0	540.0	209.7
Total liabilities		1,660.3	1,810.4	1,758.6
Total liabilities and shareholders’ equity		2,969.9	2,775.1	2,818.5

CITYCON OYJ | INTERIM REPORT 1 JANUARY–30 SEPTEMBER 2013	22

Condensed Consolidated Cash Flow Statement, IFRS

EUR million	Note	Q1-Q3/2013	Q1-Q3/2012	2012
Cash flow from operating activities
Profit before taxes		62.3	75.0	95.5
Adjustments		51.4	28.2	42.9
Cash flow before change in working capital		113.6	103.2	138.4
Change in working capital		-14.2	-0.7	8.6
Cash generated from operations		99.5	102.5	147.0
Paid interest and other financial charges		-74.1	-45.4	-62.4
Interest income and other financial income received		0.2	0.5	0.6
Realized exchange rate losses		-6.9	-12.3	-22.9
Taxes paid/received		-0.7	-0.7	-0.8
Net cash from operating activities		18.0	44.5	61.5
Cash flow from investing activities
Acquisition of subsidiaries, less cash acquired	6,7	-1.7	-41.6	-41.0
Acquisition of investment properties	6,7	—	—	-1.1
Capital expenditure on investment properties, investments in joint ventures, intangible assets and PP&E	6,7	-202.0	-69.2	-93.9
Sale of investment properties	6,7	40.0	32.1	31.1
Net cash used in/from investing activities		-163.7	-78.7	-104.9
Cash flow from financing activities
Proceeds from rights and share issue		196.0	—	89.9
Proceeds from short-term loans	12	96.7	91.5	117.1
Repayments of short-term loans	12	-170.5	-117.9	-157.5
Proceeds from long-term loans	12	607.9	335.7	623.5
Repayments of long-term loans	12	-561.1	-278.4	-600.6
Acquisition of non-controlling interests		—	-14.0	-28.5
Dividends and return from the invested unrestricted equity fund	11	-49.1	-41.7	-41.7
Net cash from/used in financing activities		119.9	-24.8	2.3
Net change in cash and cash equivalents		-25.9	-59.0	-41.1
Cash and cash equivalents at period-start	8	51.0	91.3	91.3
Effects of exchange rate changes		-0.1	1.0	0.8
Cash and cash equivalents at period-end	8	25.0	33.3	51.0

CITYCON OYJ | INTERIM REPORT 1 JANUARY–30 SEPTEMBER 2013	23

Condensed Consolidated Statement of Changes in Shareholders’ Equity, IFRS

	Equity attributable to parent company shareholders						Equity attributable
EUR million	Share capital	Share premium fund	Fair value reserve	Invested unrestricted equity fund	Translation reserve	Retained earnings	to parent company shareholders	Non-controlling interest	Shareholders’ equity, total
Balance at 1 January 2012	259.6	131.1	-45.7	273.7	-7.8	291.7	902.6	59.2	961.8
Total comprehensive profit/loss for the period			-13.2		3.3	56.8	46.9	10.6	57.5
Recognized gain in the equity arising from convertible bond buybacks						-0.2	-0.2		-0.2
Dividends and return from the invested unrestricted equity fund (Note 11)				-30.6		-11.1	-41.7		-41.7
Share-based payments						1.5	1.5		1.5
Acquisition of non-controlling interests						-2.1	-2.1	-12.3	-14.4
Balance at 30 September 2012	259.6	131.1	-58.9	243.1	-4.5	336.7	907.2	57.5	964.7
Balance at 1 January 2013	259.6	131.1	-59.8	333.0	-5.5	357.3	1,015.7	44.2	1,059.9
Total comprehensive profit/loss for the period			39.0		-0.9	60.1	98.2	3.8	102.0
Rights issue				196.0			196.0		196.0
Dividends and return from the invested unrestricted equity fund (Note 11)				-36.0		-13.1	-49.0		-49.0
Share-based payments						0.7	0.7		0.7
Balance at 30 September 2013	259.6	131.1	-20.8	493.1	-6.4	405.0	1,261.5	48.0	1,309.6

CITYCON OYJ | INTERIM REPORT 1 JANUARY–30 SEPTEMBER 2013	24

Notes To The Interim Condensed Consolidated Financial Statements

1. Basic Company Data

Citycon is a real estate company specialised in retail premises. Citycon operates in the business units Finland, Sweden and the Baltic Countries and New Business. Citycon is a Finnish public limited liability company established under the Finnish law and domiciled in Helsinki. The Board of Directors has approved the interim financial statements on 15 October 2013.

2. Basis of Preparation and Accounting Policies

Citycon prepares its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS). The interim financial statements for the six month period ended on 30 June 2013 have been prepared in accordance with IAS 34 Interim Financial Reporting. The figures are unaudited.

In addition, the following standards and amendments to existing standards have been adopted in the interim financial statements 30 September 2013:

•	IAS 1 Presentation of Financial Statements (amendment)

•	IAS 19 Employee Benefits (amendment)

•	IAS 34 Interim Financial Reporting (amendment)

•	IFRS 7 Financial instruments: Disclosures (amendment).

•	IFRS 10 Consolidated Financial Statements

•	IFRS 11 Joint arrangements

•	IFRS 12 Disclosure of Interest in Other Entities

•	IFRS 13 Fair Value measurement

Additional information on the accounting policies are available in Citycon’s Financial Statements 2012 under the Notes to the Consolidated Financial Statements: in Note 3 “Changes in IFRS and accounting policies” and Note 4 “Summary of significant acounting policies”.

3. Segment Information

Citycon’s business consists of the regional business units Finland, Sweden and Baltic Countries and New Business.

Citycon acquired ownership of 50 per cent in Kista Galleria shopping centre on January 17, 2013. Kista Galleria is consolidated into Citycon’s financial statements with the equity method meaning that Citycon’s share of Kista Galleria’s profit for the period is recognised in the line “Share of result in joint ventures” in the statement of comprehensive income and Citycon’s share of Kista Galleria’s total assets is recognised in the line “Investments in joint ventures” in the statement of financial position. However, Citycon’s management and the Board of Directors additionally follow the performance of Kista Galleria as if it was fully consolidated into Citycon’s net rental income and operating profit. Therefore, in the segment information numbers of Sweden are presented with (Segments) and without (IFRS) Kista Galleria.

EUR million	Q3/2013	Q3/2012	Change-%	Q1-Q3/2013	Q1-Q3/2012	Change-%	2012
Turnover
Finland	37.6	36.1	4.4%	113.0	105.9	6.7%	143.2
Sweden	26.9	15.9	69.1%	81.2	47.2	72.3%	63.1
Baltic Countries and New Business	8.7	8.9	-2.9%	25.8	24.0	7.4%	32.8
Total Segments	73.2	60.9	20.2%	220.0	177.1	24.2%	239.2
Reconciliation to IFRS	-11.1	—	—	-33.4	—	—	—
Total IFRS	62.1	60.9	2.0%	186.6	177.1	5.4%	239.2
Sweden IFRS	15.8	15.9	-0.7%	47.8	47.2	1.5%	63.1
Net rental income
Finland	26.8	25.2	6.5%	77.2	72.5	6.5%	98.2
Sweden	18.7	10.6	75.8%	54.5	29.3	86.2%	39.2
Baltic Countries and New Business	6.4	6.7	-4.8%	19.0	18.1	5.2%	24.6
Total Segments	51.9	42.6	21.8%	150.7	119.9	25.7%	162.0
Reconciliation to IFRS	-8.1	—	—	-23.8	—	—	—
Total IFRS	43.9	42.6	3.1%	126.9	119.9	5.8%	162.0
Sweden IFRS	10.6	10.6	0.0%	30.7	29.3	5.0%	39.2

CITYCON OYJ | INTERIM REPORT 1 JANUARY–30 SEPTEMBER 2013	25

EUR million	Q3/2013	Q3/2012	Change-%	Q1-Q3/2013	Q1-Q3/2012	Change-%	2012
EPRA operating profit
Finland	26.3	23.4	12.5%	75.0	66.5	12.7%	89.3
Sweden	17.4	9.6	82.2%	50.3	25.6	96.5%	34.0
Baltic Countries and New Business	6.2	6.5	-5.7%	18.4	17.5	5.5%	23.7
Other	-2.8	-2.2	31.2%	-8.9	-8.1	9.7%	-11.4
Total Segments	47.1	37.3	26.1%	134.9	101.5	33.0%	135.7
Reconciliation to IFRS	-7.6	—	—	-22.2	—	—	—
Total IFRS	39.5	37.3	5.8%	112.6	101.5	10.9%	135.7
Sweden IFRS	9.8	9.6	2.9%	28.1	25.6	9.8%	34.0
Net fair value gains/losses on investment property
Finland	-2.1	5.8	—	8.7	0.6	—	-0.9
Sweden	0.2	4.2	-94.7%	3.9	7.7	-49.8%	9.0
Baltic Countries and New Business	8.5	3.8	122.8%	10.9	11.6	-5.8%	15.4
Total Segments	6.6	13.8	-52.5%	23.5	19.8	18.4%	23.6
Reconciliation to IFRS	-0.3	—	—	-2.1	—		—
Total IFRS	6.3	13.8	-54.4%	21.4	19.8	8.0%	23.6
Sweden IFRS	0.0	4.2	-101.1%	1.8	7.7	-76.8%	9.0
Operating profit/loss
Finland	24.4	29.2	-16.2%	83.8	66.3	26.4%	87.5
Sweden	18.1	17.2	5.4%	54.0	38.6	39.8%	48.2
Baltic Countries and New Business	14.6	10.3	41.7%	29.3	29.0	1.0%	39.1
Other	-2.8	-2.2	30.6%	-8.9	-8.1	9.8%	-11.4
Total Segments	54.4	54.5	-0.3%	158.3	125.8	25.8%	163.4
Reconciliation to IFRS	-7.9	—	—	-24.3	—	—	—
Total IFRS	46.5	54.5	-14.7%	134.0	125.8	6.5%	163.4
Sweden IFRS	10.2	17.2	-40.5%	29.7	38.6	-23.1%	48.2

EUR million	30 September 2013	30 September 2012	Change-%	31 December 2012
Assets
Finland	1,684.6	1,650.5	2.1%	1,672.9
Sweden	1,286.0	748.2	71.9%	749.4
Baltic Countries and New Business	335.6	312.9	7.3%	317.1
Other	211.8	63.4	234.1%	79.0
Total Segments	3,517.9	2,775.1	26.8%	2,818.5
Reconciliation to IFRS	-547.9	—	—	—
Total IFRS	2,969.9	2,775.1	7.0%	2,818.5
Sweden IFRS	738.0	748.2	-1.4%	749.4
Liabilities
Finland	12.6	76.7	-83.5%	14.0
Sweden	18.2	3.5	417.3%	21.0
Baltic Countries and New Business	20.7	20.3	2.1%	3.7
Other	1,608.7	1,709.9	-5.9%	1,719.9
Total	1,660.3	1,810.4	-8.3%	1,758.6

The change in segment assets was due to the fair value changes in investment properties as well as investments and disposals.

CITYCON OYJ | INTERIM REPORT 1 JANUARY–30 SEPTEMBER 2013	26

4. Property Operating Expenses

EUR million	Q3/2013	Q3/2012	Change-%	Q1-Q3/2013	Q1-Q3/2012	Change-%	2012
Heating and electricity expenses	5.2	5.3	-1.8%	18.9	18.2	3.9%	25.1
Maintenance expenses	6.3	6.2	2.3%	19.0	19.0	0.3%	25.4
Land lease fees and other rents	0.4	0.5	-15.3%	1.4	1.3	3.2%	1.8
Property personnel expenses	0.6	0.2	209.2%	2.0	0.6	253.0%	0.8
Administrative and management fees	0.8	0.6	30.2%	2.2	1.7	31.4%	2.3
Marketing expenses	1.0	1.1	-9.1%	3.6	3.7	-2.2%	5.6
Property insurances	0.1	0.1	-0.5%	0.4	0.5	-8.5%	0.6
Property taxes	1.9	1.8	4.4%	5.5	5.2	6.9%	7.1
Repair expenses	1.2	1.8	-33.8%	5.4	5.5	-2.5%	7.0
Other property operating expenses	0.1	0.1	61.0%	0.3	0.1	167.2%	0.2
Total	17.8	17.8	-0.2%	58.8	55.7	5.5%	75.8

Two properties generated no income during the first nine months of 2013 and 2012, while these generated expenses of EUR 0.1 million (EUR 0.1 million).

5. Earnings per Share

	Q1-Q3/2013	Q1-Q3/2012	Change-%	2012
Earnings per share, basic
Profit/loss attributable to parent company shareholders, EUR million	60.1	56.8	5.8%	77.2
Issue-adjusted average number of shares, million 1)	420.1	310.7	35.2%	321.1

Earnings per share (basic), EUR 1)	0.14	0.18	-21.7%	0.24
Earnings per share, diluted
Profit/loss attributable to parent company shareholders, EUR million	60.1	56.8	5.8%	77.2
Expenses from convertible capital loan, the tax effect deducted (EUR million)	1.3	2.6	-48.8%	3.1

Profit/loss used in the calculation of diluted earnings per share (EUR million)	61.4	59.4	3.5%	80.3
Issue-adjusted average number of shares, million 1)	420.1	310.7	35.2%	321.1
Convertible capital loan impact, million	8.1	16.7	-51.8%	15.1
Adjustment for stock options, million	—	—	—	—
Adjustments for long-term share-based incentive plan, million	—	0.0	—	0.0

Average number of shares used in the calculation of diluted earnings per share, million	428.1	327.5	30.7%	336.3

Earnings per share (diluted), EUR 1)	0.14	0.18	-20.9%	0.24

1)	Result per share key figures have been calculated with the issue-adjusted number of shares resulting from the rights issue executed in March 2013.

CITYCON OYJ | INTERIM REPORT 1 JANUARY–30 SEPTEMBER 2013	27

6. Investment Property

Citycon divides its investment properties into two categories: Investment Properties Under Construction (IPUC) and Operative Investment Properties. 30 September 2013, the first mentioned category included IsoKristiina in Finland. On 30 September 2012, the first mentioned category included Koskikeskus in Finland as well as Åkermyntan Centrum in Sweden.

IPUC-category includes the fair value of the whole property even though only part of the property may be under construction.

30 September 2013

EUR million	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	195.7	2,518.5	2,714.2
Acquisitions	1.5	0.3	1.7
Investments	7.3	40.4	47.7
Disposals	-18.2	-1.8	-20.0
Capitalized interest	0.2	1.6	1.8
Fair value gains on investment property	—	44.9	44.9
Fair value losses on investment property	-0.4	-23.2	-23.6
Exchange differences	—	-6.4	-6.4
Transfers between items	-159.0	138.0	-21.1
At period-end	27.0	2,712.4	2,739.4

30 September 2012

EUR million	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	526.4	1,995.7	2,522.1
Acquisitions	7.9	51.0	58.9
Investments	24.4	50.8	75.2
Disposals	0.0	-2.4	-2.4
Capitalized interest	0.7	0.6	1.3
Fair value gains on investment property	0.6	44.8	45.4
Fair value losses on investment property	-0.8	-24.7	-25.6
Exchange differences	0.8	37.4	38.1
Transfers between items	-373.7	356.3	-17.4
At period-end	186.2	2,509.3	2,695.5

31 December 2012

EUR million	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	526.4	1,995.7	2,522.1
Acquisitions	7.9	50.9	58.8
Investments	34.1	65.6	99.7
Disposals	—	-1.4	-1.4
Capitalized interest	1.1	0.7	1.8
Fair value gains on investment property	0.6	53.7	54.4
Fair value losses on investment property	-1.2	-29.6	-30.8
Exchange differences	0.5	26.3	26.8
Transfers between items	-373.7	356.5	-17.2
At period-end	195.7	2,518.5	2,714.2

CITYCON OYJ | INTERIM REPORT 1 JANUARY–30 SEPTEMBER 2013	28

An external professional appraiser has conducted the valuation of the company’s investment properties with a net rental income based cash flow analysis. Market rents, occupancy rate, operating expenses and yield requirement form the key variables used in the cash flow analysis. The segments’ yield requirements and market rents used by the external appraiser in the cash flow analysis were as follows:

	Weighted average yield requirement, %			Weighted average market rents, EUR/m²
	30 September	30 September	31 December	30 September	30 September	31 December
EUR million	2013	2012	2012	2013	2012	2012
Finland	6.2	6.3	6.2	26.1	25.5	25.9
Sweden	5.9	5.9	6.0	25.8	25.9	25.6
Baltic Countries and New Business	7.6	7.9	7.7	20.4	21.0	20.0
Average	6.3	6.3	6.3	25.3	25.1	25.1

7. Investment Properties Held for Sale

On 30 September 2013, the Investment Properties Held for Sale comprised of one property located in Finland and one residential portfolio in Sweden. These transactions are expected to be finalised during last quarter of 2013 or first quarter of 2014. On 31 December 2012, the Investment Properties Held for Sale included one plot and one property. Ultima Oy, the company owning the plot, was sold in February 2013. The property was sold in July 2013.

EUR million	30 September 2013	30 September 2012	31 December 2012
At period-start	5.4	12.7	12.7
Disposals	-20.2	-25.4	-25.0
Exchange differences	0.0	0.7	0.5
Transfers from investment properties	21.0	17.4	17.2
At period-end	6.1	5.4	5.4

8. Cash and Cash Equivalents

EUR million	30 September 2013	30 September 2012	31 December 2012
Cash in hand and at bank	25.0	33.3	50.6
Short-term deposits	—	0.0	—
Other bank deposits	0.0	—	0.3
Total	25.0	33.3	51.0

Cash and cash equivalents in the cash flow statement comprise the items presented above. Other bank deposits consists of pledged cash accounts related to rental guarantees and redevelopment projects.

CITYCON OYJ | INTERIM REPORT 1 JANUARY–30 SEPTEMBER 2013	29

9. Fair Values of Financial Assets and Liabilities

	30 September 2013		30 September 2012		31 December 2012
EUR million	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
I Financial assets at fair value through profit and loss
Derivative financial instruments	0.0	0.0	0.6	0.6	—	—
Financial liabilities
I Financial liabilities amortised at cost
Loans
Loans from financial institutions	834.3	838.0	1,372.8	1,377.3	1,304.3	1,308.6
Convertible capital loan 1/2006	0.0	0.0	40.3	41.3	39.1	39.8
Bond 1/2009	23.0	23.1	39.7	40.0	39.7	40.0
Bond 1/2012	138.0	138.4	149.5	150.0	149.5	150.0
Bond 1/2013	495.0	500.0	—	—	—	—
II Financial liabilities at fair value through profit and loss
Derivative financial instruments	6.5	6.5	0.1	0.1	0.7	0.7
III Derivative contracts under hedge accounting
Derivative financial instruments	28.8	28.8	73.9	73.9	75.6	75.6

The principles for determining the fair values of financial instruments

Citycon applies IFRS valuation principles when determining the fair value of financial instruments. The following presents the principles for determining the fair values of all financial assets and liabilities.

Derivative financial instruments

Derivative financial instruments are initially measured at cost in the statement of financial position and subsequently re-measured at their fair value on each balance-sheet date. The fair value of interest rate swaps is calculated using the present value of estimated future cash flows. The fair value of Citycon’s interest rate derivatives is determined by the counterparty banks based on customary valuation techniques used by market participants in the OTC derivative market. An interest rate curve is determined based on observable market rates. The curve is used to determine future interest payments, which are then discounted to present value.

The fair value of a forward agreement is based on the difference between the exchange rate of the agreement and the prevailing exchange rate fixing on each balance-sheet date as well as the currency basis spreads between the respective currencies. The fair value of derivative financial instruments is the estimated amount that Citycon would receive or pay to settle the related agreements.

The fair value of foreign exchange derivative contracts is based on quoted market prices.

The fair value of both interest rate and foreign exchange derivative financial instruments corresponds to level 2 of the fair value hierarchy according to IFRS7p27a. For financial instruments that are recognised at fair value on a recurring basis, Citycon determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. During the period there was no transfers between the levels of the fair value hierarchy.

Loans from financial institutions

Citycon’s loans from financial institutions are floating rate loans which have a fair value equal to the nominal amount of the loan. The difference between the fair value and carrying amount is the unamortised capitalised arrangement fees of the loans.

CITYCON OYJ | INTERIM REPORT 1 JANUARY–30 SEPTEMBER 2013	30

Bond 1/2009, bond 1/2012 and bond 1/2013

The bonds 1/2009, 1/2012 and 1/2013 are fixed rate loans which has fair values equal to the nominal amount of the loans. The difference between the fair value and carrying amount is the unamortised capitalised arrangement fees for the bonds and for the 1/2013 bond also the unamortised reoffer discount.

10. Derivative Financial Instruments

	30 September 2013		30 September 2012		31 December 2012
EUR million	Nominal amount	Fair value	Nominal amount	Fair value	Nominal amount	Fair value
Interest rate derivatives
Interest rate swaps
Maturity:
less than 1 year	25.0	-0.5	—	—	—	—
1-2 years	134.9	-3.5	25.0	-1.2	155.6	-6.0
2-3 years	49.7	-1.8	232.0	-10.3	176.2	-9.0
3-4 years	157.1	-9.6	154.1	-7.6	263.1	-19.9
4-5 years	188.5	-13.3	252.5	-20.5	217.2	-20.2
over 5 years	28.9	-0.2	368.7	-34.2	209.5	-20.6

Subtotal	584.0	-28.8	1,032.2	-73.9	1,021.7	-75.6
Foreign exchange derivatives
Forward agreements
Maturity:
less than 1 year	437.2	-6.5	51.6	0.5	67.6	-0.7

Total	1,021.2	-35.3	1,083.8	-73.4	1,089.3	-76.3

The fair value of derivative financial instruments represents the market value of the instrument with prices prevailing at the end of the period. Derivative financial instruments are used in hedging the interest rate risk of the interest bearing liabilities and foreign currency risk.

The fair values include foreign exchange rate loss of EUR 5.5 million (gain EUR 0.6 million) which is recognised in the statement of comprehensive income under net financial income and expenses.

Hedge accounting is applied for interest rate swaps which have nominal amount of EUR 584.0 million (EUR 1,032.2 million). The change in fair values of these derivatives (net of taxes), EUR 38.0 million (EUR -19.0 million) is recognised under other comprehensive income, taking the tax effect into account. In addition, EUR -0.9 million have been recognised in “Share of other comprehensive income of joint ventures” from interest rate swaps hedging the Kista Galleria loan.

11. Dividends and Return from the Invested Unrestricted Equity Fund

In accordance with the proposal by the Board of Directors, the Annual General Meeting held on 21 March 2013 decided on a dividend of EUR 0.04 per share for the financial year 2012 (EUR 0.04 for the financial year 2011) and EUR 0.11 per share was decided to be returned from the invested unrestricted equity fund (EUR 0.11 for the financial year 2011).

Dividend and equity return of EUR 49.0 million in total for the financial year 2012 (EUR 41.7 million for the financial year 2011) were paid on 4 April 2013.

12. Loans

During the period the company repaid the maturing convertible bond for an amount of EUR 39.8 million.

In addition, during the period repayments of interest-bearing debt amounting to EUR 1.2 million were made in line with previousely disclosed payment terms.

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13. Contingent Liabilities

EUR million	30 September 2013	30 September 2012	31 December 2012
Mortgages on land and buildings	10.7	37.8	37.1
Bank guarantees	74.3	62.2	63.8
Capital commitments	242.2	55.6	296.1

On 30 September 2013, Citycon had capital commitments of EUR 242.2 million (EUR 55.6 million) relating mainly to on-going (re) development projects.

Citycon owns 50 per cent of Kista Galleria joint venture. Shares in the joint venture have been pledged as security for the loans of the joint venture.

14. Related Party Transactions

Citycon Group’s related parties comprise the parent company, subsidiaries, associated companies, minority companies, Board members, CEO, Corporate Management Committee members and Gazit-Globe Ltd., whose shareholding in Citycon Oyj accounted for 49.3 per cent on 30 September 2013 (30 September 2012: 48.6% ). During the first three quarters in 2013 and 2012, Citycon had the following significant transactions with Gazit-Globe Ltd.:

Purchases of services

Citycon has paid expenses of EUR 0.0 million (EUR 0.0 million) to Gazit-Globe Ltd. and its subsidiaries and invoiced expenses of EUR 0.2 million (EUR 0.1 million) forward to Gazit-Globe Ltd. and its subsidiaries.

Rights issue 2013

In March 2013, the company issued approximately 114 million new shares in a rights issue, raising approximately EUR 200 million gross proceeds in new equity. Gazit-Globe Ltd. subscribed 56.1 million shares in this rights issue.

15. Key Figures

	Q1-Q3/2013	Q1-Q3/2012	Change-%	2012
Operating profit, EUR million	134.0	125.8	6.5%	163.4
% of turnover	71.8%	71.0%	1.1%	68.3%
Profit/loss before taxes, EUR million	62.3	75.0	-16.9%	95.5
Earnings per share (diluted), EUR 1)	0.14	0.18	-21.7%	0.24
Equity per share, EUR	2.86	3.27	-12.4%	3.11
Gearing, %	111.9	162.6	-31.2%	139.8
Net interest-bearing debt (fair value), EUR million	1,474.5	1,575.2	-6.4%	1,487.8
Personnel (at the end of the period)	125	130	-3.8%	129

1)	EPRA Earnings per share has been calculated with the issue-adjusted number of shares resulting from the rights issue executed in March 2013.

The formulas for key figures can be found from the 2012 annual financial statements.

16. Shareholders, Share Capital and Shares

At the end of September, Citycon had a total of 8,789 (6,658) registered shareholders, of which 11 were account managers of nominee-registered shares. Nominee-registered and other international shareholders held 341.5 million (220.9 million) shares, or 77.4 per cent (79.5%) of shares and voting rights in the company.

Rights issue

On 12 February 2013, the Board of Directors of the Citycon resolved, based on the authorisation of the Extraordinary General Meeting on 6 February 2013, to issue a maximum of 114,408,000 new shares. The shares issued in the rights issue represented approximately 35.0 per cent of the total shares and voting rights in Citycon before the offering and approximately 25.9 per cent of the total shares and voting rights in the company after the rights issue. The subscription period expired on 7 March 2013 and the new shares issued in the rights issue were registered with the Finnish Trade Register on 14 March 2013.

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Flagging notices

The company did not receive any flagging notices during the period.

Information on shares and share capital

Share price, transactions, EUR	Q1-Q3/2013	Q1-Q3/2012	Change-%	2012
Low	2.12	2.12	—	2.12
High	2.67	2.71	-1.5%	2.71
Average	2.41	2.40	0.4%	2.43
Latest	2.49	2.33	6.9%	2.57
Market capitalisation at period-end, EUR million	1,098.8	761.6	44.3%	840.1
Share trading volume
Number of shares traded, million	88.7	62.1	42.8%	82.0
Value of shares traded, EUR million	214.1	149.3	43.4%	199.2
Share capital and shares
Share capital at period-start, EUR million	259.6	259.6	—	259.6
Share capital at period-end, EUR million	259.6	259.6	—	259.6
Number of shares at period-start, million	326.9	277.8	17.7%	277.8
Number of shares at period-end, million	441.3	277.8	58.9%	326.9

During the period, there were no changes in the company’s share capital but the number of the company’s shares increased by 114,408,000 shares in March following the rights issue. The company has a single series of shares, with each share entitling to one vote at general meetings of shareholders. The shares have no nominal value.

Board authorisations and own shares

Pursuant to a share issue authorisation granted by the Annual General Meeting of 2013, the Board of Directors can decide on an issuance of a maximum of 25 million shares or conveyance of treasury shares. By virtue of this authorisation, the Board may also decide to issue special rights entitling to shares. The authorisation will be valid until the close of the next Annual General Meeting, however, no longer than until 30 June 2014.

The Board of Directors had also a share issue authorisation granted by the Extraordinary General Meeting held on 6 February 2013. The Board exercised this authorisation in February when it dediced on rights issue mentioned above. This authorisation was valid until the close of the Annual General Meeting of 2013 and it revoked the share issue authorisation given by the Annual General Meeting of 2012.

The Annual General Meeting of 2013 authorised the Board of Directors to decide on the repurchase and/or on the acceptance as pledge of the company’s own shares in one or several tranches. The amount of own shares to be repurchased and/or accepted as pledge shall not exceed 20 million shares. The authorisation will be valid until the close of the next Annual General Meeting, however, no longer than until 30 June 2014.

At period-end, the Board of Directors had no other authorisations.

During the reporting period, the company held no treasury shares.

Stock options 2011

The Board of Directors of Citycon Oyj decided on 3 May 2011, by virtue of an authorisation granted by the Annual General Meeting held on 13 March 2007, to issue stock options to the key personnel of the company and its subsidiaries.

In order to ensure the equal treatment of shareholders and the stock option holders, the Board of Directors of Citycon Oyj decided on 12 February 2013 and 13 March 2013, due to the rights issue, to adjust the subscription price of the stock options in accordance with the terms and conditions of the Stock Option Plan 2011.

The maximum total number of stock options which can be issued is 7,250,000 . The subscription ratio is 1.1765 (1.0), thus, the stock options entitle their owners to subscribe for a maximum total of 8,529,625 (7,250,000) new shares in the company or existing shares held by the company. The subscription ratio has been adjusted from 1.0 to 1.1765 due to rights issue in October 2012.

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The stock options are marked with the symbols 2011A(I), 2011A(II) and 2011A(III); 2011B(I), 2011B(II) and 2011B(III); 2011C(I), 2011C(II) and 2011C(III); and 2011D(I), 2011D(II) and 2011D(III).

By the end of the reporting period, a total of 6,185,000 stock options 2011 had been distributed comprising a total of 2,250,000 stock options divided into sub-categories 2011A–D(I), a total of 1,990,000 stock options divided into sub-categories 2011A–D(II) and a total of 1,945,000 stock options divided into sub-categories 2011A–D(III).

Share subscription price

The subscription prices of the shares to be subscribed for by exercising the stock options 2011, adjusted due to the rights issue are as follows:

Option category	Subscription price
2011A–D(I)	2.8009	(3,17)
2011A–D(II)	2.9199	(3,31)
2011A–D(III)	2.3419	(2,63)

Each year, the per-share dividends and equity returns, differing from the company’s normal practice, may be deducted from the share subscription price.

Share subscription period

Share subscription periods of stock options 2011 are as follows:

Option category	2011A(I-III)	2011B(I-III)	2011C(I-III)	2011D(I-III)
Share subscription period begins	1 April 2012	1 April 2013	1 April 2014	1 April 2015
Share subscription period ends	31 March 2018	31 March 2018	31 March 2018	31 March 2018

The stock option plan 2011 is covered in more detail in the company’s Financial Statements 2012. The terms and conditions of stock options 2011 in their entirety are available on the corporate website at www.citycon.com/options.

Convertible Capital Bond 2006

Due to the rights issue Citycon’s Board of Directors decided on 12 February 2013 and 13 March 2013 to adjust the conversion price of the convertible capital bonds listed on 22 August 2006 from EUR 4.05 to EUR 3.76. After the new conversion price became effective, the maximum number of shares that can be subscribed for on the basis of the convertible bonds would have been 10,585,106 but none of shares was subscribed during the bond maturity. The maturity date of the bond was on 2 August 2013 and the convertible capital bond has been wholly repaid.

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Financial Reporting Schedule and AGM 2014

Citycon Oyj will release its full-year financial report as well as financial statements and the report by the Board of Directors for the period 1 January–31 December 2013 on Wednesday, 5 February 2014.

Citycon’s Annual General Meeting will be held in Helsinki, Finland, on Wednesday, 19 March 2014 starting at 2:00 p.m.

Citycon will issue three interim reports during the financial year 2014 in accordance with the following schedule:

January–March 2014 on Thursday, 24 April 2014 at about 9.00 a.m.,

January–June 2014 on Thursday, 10 July 2014 at about 9.00 a.m. and

January–September 2014 on Thursday, 16 October 2014 at about 9.00 a.m.

For more investor information, please visit the corporate website at www.citycon.com.

For further information, please contact:

Marcel Kokkeel, CEO

Tel. +358 20 766 4521 or +358 40 154 6760

marcel.kokkeel@citycon.com

Eero Sihvonen, Executive Vice President and CFO

Tel. +358 20 766 4459 or +358 50 557 9137

eero.sihvonen@citycon.com

Distribution:

NASDAQ OMX Helsinki

Major media

www.citycon.com

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Report on Review of Citycon Oyj’s Interim Financial Information for the period

January 1–September 30, 2013

To the Board of Directors of Citycon Oyj

Introduction

We have reviewed the accompanying statement of financial position of Citycon Oyj as of September 30, 2013 and the related statements of comprehensive income, changes in equity and cash flows for the nine-month period then ended, and explanatory notes prepared in accordance with International Financial Reporting Standards as adopted by the EU. The Board of Directors and the Managing Director are responsible for the preparation and fair presentation of this interim financial information in accordance with the Securities Market Act, chapter 2, paragraph 5 a. Based on our interim review we express at the request of the Board of Directors a report in accordance with the Securities Market Act, chapter 2, paragraph 5 a.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Opinion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information, prepared in accordance with International Financial Reporting Standards as adopted by the EU, does not give a true and fair view of the financial position of the entity as at September 30, 2013, and of its financial performance and its cash flows for the nine-month period then ended in accordance with the Securities Market Act.

15 October, 2013

ERNST & YOUNG OY

Authorised Public Accountants

Eija Niemi-Nikkola, Authorised Public Accountant

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